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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                        STERIGENICS INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                        STERIGENICS INTERNATIONAL, INC.
                       (NAME OF PERSON FILING STATEMENT)

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                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                     AND THE ASSOCIATED RIGHTS TO PURCHASE
                 SERIES A JUNIOR PARTICIPATING PREFERRED STOCK,
                           PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                  85915R 10 5
                    ((CUSIP) NUMBER OF CLASS OF SECURITIES)

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                                JAMES F. CLOUSER
                            CHIEF EXECUTIVE OFFICER
                        STERIGENICS INTERNATIONAL, INC.
                               4020 CLIPPER COURT
                           FREMONT, CALIFORNIA 94538
                                 (510) 770-9000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                            ------------------------

                                   COPIES TO:
                             CARLA S. NEWELL, ESQ.
                             JAY K. HACHIGIAN, ESQ.
                      GUNDERSON DETTMER STOUGH VILLENEUVE
                           FRANKLIN & HACHIGIAN, LLP
                             155 CONSTITUTION DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 321-2400

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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or this "Statement") relates to an offer by IBA Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Ion Beam Applications s.a., a Belgian corporation, to purchase all of the Shares (as defined below) of SteriGenics International, Inc., a Delaware corporation. Capitalized terms used herein and not otherwise defined herein shall have the meaning assigned to them in the Offer to Purchase dated June 17, 1999, a copy of which is filed as Exhibit (a)(1) hereto (the "Offer to Purchase").

ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is SteriGenics International, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 4020 Clipper Court, Fremont, California 94538. The title of the class of equity securities to which this Statement relates is the common stock, par value $0.001 per share (the "Common Stock") together with the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.001 per share, (the "Rights," and together with the Common Stock, the "Shares"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER

     This Statement relates to the tender offer (the "Offer") disclosed in the
Schedule 14D-1 dated June 17, 1999 (as amended or supplemented, the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") by Ion Beam Applications s.a., a Belgian corporation ("Parent" or "IBA"), and its indirect wholly owned subsidiary, IBA Acquisition Corp., a Delaware corporation ("Purchaser") relating to an offer by Purchaser to purchase all outstanding Shares at $27.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related letter of transmittal ("Letter of Transmittal"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively and are hereby incorporated by reference. The principal executive offices of each of Purchaser and Parent are located at Chemin du Cyclotron, 3, B-1348 Louvain-La-Neuve, Belgium.

     The Offer is being made pursuant to a Merger Agreement dated as of June 10, 1999 (the "Merger Agreement") among the Company, IBA, Ion Beam Applications G.P., a Delaware general partnership which owns all of the outstanding capital stock of Purchaser and of which the Parent is the controlling general partner ("IBA GP") and Purchaser. A copy of the Merger Agreement is filed as Exhibit
(c)(1) to this Schedule 14D-9 and is hereby incorporated by reference. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law ("DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of IBA. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time, (other than (i) Shares held by any of the Company's subsidiaries, (ii) Shares held by Parent, IBA GP, Purchaser or any other subsidiary of Parent and (iii) Dissenting Shares (as defined below)) shall, by virtue of the Merger and without any action on the part of the Purchaser, the Company or the holder thereof, be converted into and shall become the right to receive the Offer Price. The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company together with its subsidiaries, viewed as a single entity.

     (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of the Company's directors, executive officers and affiliates are described in the
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Information Statement of the Company attached to this Schedule 14D-9 as Annex A
(the "Information Statement"). The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 under the Exchange Act in connection with Purchaser's right (after consummation of the Offer) to designate persons to the Board of Directors of the Company other than at a meeting of the stockholders of the Company. The Information Statement is herein incorporated by reference.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Company has previously entered into indemnification agreements with each person who as of June 21, 1999 was a director of the Company. The indemnification agreements generally provide (i) for indemnification against all costs and expenses (including attorneys' fees) actually and reasonably incurred in connection with the investigation, defense or appeal of any threatened, pending or completed action, suit or proceeding related to the fact that such indemnitee is or was serving the Company as a director, officer, employee, agent or fiduciary, or by reason of anything done or not done by such indemnitee in any such capacity and any and all judgments, fines, penalties and amounts paid in settlement of any claim, unless it is determined that such indemnification is not permitted under applicable law or as a result of certain culpable action by such indemnitee and (ii) for the prompt advancement of expenses to an indemnitee as well as the reimbursement by such indemnitee of any such advances to the Company if it is determined that the indemnitee was not entitled to such indemnification. Indemnitees' rights under the indemnification agreements are not exclusive of any other rights they may have under the DGCL, the Company's Bylaws or otherwise. A copy of the form of indemnification agreement has been filed as Exhibit (c)(3) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

     Article XI of the Certificate of Incorporation of the Company, as amended to date, limits the personal liability of directors of the Company and provides for indemnification of the officers and directors of the Company, in each case to the fullest extent permitted by the DGCL and other applicable law. A copy of such Article XI has been filed as Exhibit (c)(4) to this Schedule 14D-9 and is hereby incorporated by reference in its entirety. Article VI of the Bylaws of the Company also provides for indemnification of officers and directors of the Company. A copy of such Article VI has been filed as Exhibit (c)(5) to this
Schedule 14D-9 and is incorporated herein by reference in its entirety.

THE MERGER AGREEMENT

     The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (c)(1) to this Schedule 14D-9 and is hereby incorporated by reference in its entirety. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below. Capitalized terms not otherwise defined in the following description of the Merger Agreement have the respective meanings ascribed to them in the Merger Agreement.

     The Offer. The Merger Agreement provides for the making of the Offer by Purchaser for the purchase of the Shares. Purchaser's obligation to accept the Shares tendered to it shall be subject to the satisfaction of certain conditions (see "Certain Conditions of the Offer"), as provided in the Merger Agreement. Purchaser may waive any condition to the Offer, increase the Offer Price and may make any other changes in the terms and conditions of the Offer, provided that, unless previously approved by the Company in writing, Purchaser may not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares required to satisfy the Minimum Condition (as defined in the Merger Agreement), (iv) reduce the maximum number of Shares to be purchased in the Offer, (v) add conditions to the Offer in addition to those set forth in Article 7 of the Merger Agreement, (vi) otherwise modify or amend those conditions in a manner that is materially adverse to the holders of the Shares, or (vii) extend the Expiration Date beyond September 30, 1999 (except to comply with any rule, regulation or interpretation of the Commission or to satisfy the conditions to the Offer).

     The Merger Agreement provides that promptly after the close of the Offer and the purchase of Shares pursuant thereto, Purchaser will be entitled to designate a majority of the Board of Directors of the Company.

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The Company will, upon request from Purchaser, use its best efforts either to increase the size of the Board of Directors (subject to the provisions of the Company's Certificate of Incorporation) or to secure the resignation of such number of Directors as is necessary to enable Purchaser's designees to be elected to the Board of Directors and to use its best efforts to cause such designees to be so elected and to constitute at all times after the expiration date of the Offer (the "Tender Offer Purchase Time") a majority of the Board of Directors. Notwithstanding the foregoing, the Company shall use its reasonable efforts to encourage James F. Clouser and Frederick J. Reugsegger to remain members of the Board of Directors until the Effective Time as defined below. The Company shall promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to enable Purchaser's designees to be elected to the Board of Directors. Purchaser will supply the Company any information with respect to its nominees, officers, directors and affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

     Following the appointment of the Purchaser's designees to the Board of Directors and prior to the Effective Time, any amendment or termination of the Merger Agreement, any extension of the performance or waiver of the obligations or other acts of Parent, IBA GP or Purchaser, or waiver of the Company's rights under the Merger Agreement, will require the concurrence of a majority of the directors who were directors of the Company before the appointment of Purchaser's designees.

     The Merger. At the Effective Time and upon the terms and subject to the conditions of the Merger Agreement and in accordance with the DGCL, Purchaser shall be merged with and into the Company (the "Merger"). Following the Merger, the Company shall continue as the Surviving Corporation and the separate corporate existence of Purchaser shall cease. The closing of the Merger will take place at a time (the "Closing Time") and on a date which shall be no later than the second business day after satisfaction of all applicable conditions set forth in the Merger Agreement, unless another time, date or place is agreed to in writing. Subject to the terms and conditions set forth in the Merger Agreement, a certificate of merger (the "Merger Certificate") shall be duly executed and acknowledged by Purchaser and the Company and thereafter delivered at the Closing Time to the Secretary of State of the State of Delaware, for filing pursuant to the DGCL. The Merger shall become effective at such time as a properly executed and certified copy of the Merger Certificate is duly accepted for record by the Secretary of State of the State of Delaware for filing pursuant to the DGCL, or such later time as Purchaser and the Company may agree upon and set forth in the Merger Certificate (not exceeding 30 days after the Merger Certificate is accepted for filing; the time the Merger becomes effective being referred to herein as the "Effective Time"). Among other consequences of the Merger, at the Effective Time all the properties, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

     The Certificate of Incorporation of the Company in effect at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until amended in accordance with applicable law. The Bylaws of the Company in effect at the Effective Time shall be the Bylaws of the Surviving Corporation until amended in accordance with applicable law. The directors and officers of Purchaser at the Effective Time shall be the initial directors and officers of the Surviving Corporation, each to hold office in accordance with the charter and Bylaws of the Surviving Corporation until the next annual meeting of stockholders and until each such director's successor is duly elected or appointed and qualified, each such officer's successor is duly appointed, as applicable.

     At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held by any of the Company's subsidiaries, (ii) Shares held by Parent, IBA GP, Purchaser or any of their affiliates and (iii) Dissenting Shares) shall, by virtue of the Merger, and without any action on the part of Purchaser, the Company or the holder thereof, be converted into and shall have the right to receive the Offer Price, without interest (the "Cash Merger Consideration"). However, if between the date of the Merger Agreement and the Effective Time, the Shares shall have been changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, then the Cash Merger Consideration contemplated by the Merger shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares. At the Effective Time, each Share, then owned by Parent, IBA GP, Purchaser, the
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Company or any direct or indirect wholly owned subsidiary of Parent, IBA GP,
Purchaser or the Company shall, by virtue of the Merger, be canceled and retired and will cease to exist and no payment shall be made with respect thereto. At the Effective Time, each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one fully-paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

     As of the Effective Time, Purchaser shall deposit with such agent or agents as may be appointed for the benefit of the holders of Shares the amount of cash necessary to pay the Cash Merger Consideration payable in exchange for outstanding Shares.

     At the Effective Time, each outstanding option to purchase Shares (a "Company Stock Option," or collectively, "Company Stock Options") issued pursuant to the Company's 1997 Equity Incentive Plan and its Second Amended and Restated 1986 Stock Option Plan (each a "Company Option Plan" or collectively, "Company Option Plans") shall vest in full and the Surviving Corporation shall pay to the holder of each outstanding Company Stock Option an amount equal to the excess, if any, of the Offer Price over the exercise price per Share of such Company Stock Option, less the amount of taxes required to be withheld under U.S. federal, state or local laws and regulations, multiplied by the number of Shares subject to such Company Stock Option.

     Representations and Warranties. The Merger Agreement contains certain customary representations and warranties of the parties thereto. These include representations and warranties of the Company with respect to corporate existence and power, capitalization, subsidiaries, corporate authorization with respect to the Merger Agreement, reports filed with the Commission, governmental approvals, financial statements, litigation, Year 2000 compliance, amendment to the Rights Agreement dated as of March 31, 1999 between the Company and U.S. Stock Transfer Corporation, as Rights Agent (the "Rights Agreement"), applicability of state takeover statutes and other matters. Purchaser and IBA have also made certain representations and warranties with respect to corporate existence and power, corporate authorization with respect to the Merger Agreement, government consents and approvals, and the availability of funds to finance the Offer and the Merger.

     Interim Operations. The Company has agreed that, from the date of the Merger Agreement until the Closing Time, unless the Parent has consented thereto in writing, the Company shall, and shall cause each of its subsidiaries to (a) conduct its business and operations only in the ordinary course of business consistent with past practice; (b) use reasonable efforts to preserve intact the business, organization, goodwill, rights, licenses, permits and franchises of the Company and its subsidiaries and maintain their existing relationships with customers, suppliers and other persons having business dealings with them, the loss of any of which would be reasonably likely to result in a material adverse effect on the Company; (c) use reasonable efforts to keep in full force and effect adequate insurance coverage and maintain and keep its properties and assets in good repair, working order and condition, normal wear and tear excepted; (d) not amend or modify its respective charter or certificate of incorporation, bylaws, or other charter or organization documents; (e) not authorize for issuance, issue, sell, grant, deliver, pledge or encumber or agree or commit to issue, sell, grant, deliver, pledge or encumber any shares of any class or series of capital stock of the Company or any of its subsidiaries or any other equity or voting security or equity or voting interest in the Company or any of its subsidiaries, any securities convertible into or exercisable or exchangeable for any such shares, securities or interests, or any options, warrants, calls, commitments, subscriptions or rights to purchase or acquire any such shares, securities or interests (other than issuances of Shares upon exercise of Company Stock Options as then in effect granted to directors, officers, employees and consultants of the Company prior to the date of the Merger Agreement); (f) not (i) split, combine or reclassify any shares of its stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its stock, (ii) solely in the case of the Company, declare, set aside or pay any dividends on, or make other distributions in respect of, any of the Company's stock, or (iii) repurchase, redeem or otherwise acquire, or agree or commit to repurchase, redeem or otherwise acquire, any shares of stock or other equity or debt securities or equity interests of the Company or any of its subsidiaries; (g) not amend or otherwise modify the terms of any Company Stock Options or the Company Option Plans, the effect of which would be to make such terms more favorable to the holders thereof or persons eligible for participation therein;
(h) other than regularly scheduled
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seniority increases in the ordinary course of business consistent with past practice, not increase the compensation payable or to become payable to any directors, officers or employees of the Company or any of its subsidiaries, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director or officer of the Company or any of its subsidiaries, or establish, adopt, enter into or amend in any material respect or take action to accelerate any material rights or benefits under any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee of the Company or any of its subsidiaries; (i) not acquire or agree to acquire (including, without limitation, by merger, consolidation, or acquisition of stock, equity securities or interests, or assets) any corporation, partnership, joint venture, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets of any other person outside the ordinary course of business consistent with past practice or any interest in any real properties (whether or not in the ordinary course of business); (j) not incur, assume or guarantee any indebtedness for borrowed money (including draw-downs on letters or lines of credit) or issue or sell any notes, bonds, debentures, debt instruments, evidences of indebtedness or other debt securities of the Company or any of its subsidiaries or any options, warrants or rights to purchase or acquire any of the same, except for (i) renewals of existing bonds and letters of credit in the ordinary course of business not to exceed $1,000,000 in the aggregate and (ii) advances, loans or other indebtedness in the ordinary course of business consistent with past practice in an aggregate amount not to exceed $1,000,000; (k) not sell, lease, license, encumber or otherwise dispose of, or agree to sell, lease, license, encumber or otherwise dispose of, any material properties or assets of the Company and its subsidiaries taken as a whole; (l) not authorize or make any capital expenditures (including by lease) in excess of $1,000,000 in the aggregate for the Company and all of its subsidiaries; (m) not make any material change in any of its accounting or financial reporting (including tax accounting and reporting) methods, principles or practices, except as may be required by U.S. GAAP or applicable tax laws; (n) not make any material tax election or settle or compromise any material United States or foreign tax liability; (o) except in the ordinary course of business consistent with past practice, not amend, modify or terminate certain specified contracts or waive, release or assign any material rights or claims thereunder; (p) not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries; and (q) except as to subsections (a), (b) and (c) above, not agree or commit in writing or otherwise to do any of the foregoing.

     Stockholders Meeting. The Company has agreed that, if required for the Merger under the DGCL, it shall, through its Board of Directors, duly call a meeting of its stockholders for the purpose of considering and approving the Merger Agreement, the Merger and all other transactions contemplated therein. Under the DGCL, if, after consummation of the Offer, Purchaser owns at least 90% of the Shares then outstanding, Purchaser will be able to cause the Merger to occur without a vote of the Company's stockholders. If, however, after consummation of the Offer, Purchaser owns less than 90% of the then outstanding Shares, a vote of the Company's stockholders will be required under the DGCL to approve the Merger. Assuming no additional Shares (or warrants, options or rights exercisable for, or securities convertible into, Shares) have been issued (other than Shares issued pursuant to such options and rights referred to above), if Purchaser were to acquire a majority of the Shares outstanding on a diluted basis pursuant to the Offer (including the Shares that, pursuant to the Stockholders' Agreement are required to be tendered in response to the Offer), the Minimum Condition would be satisfied and the Purchaser would have the votes required to effect the Merger without the vote of any other stockholders following the Tender Offer Purchase Time and the Company will mail to its stockholders an information proxy conforming to the requirements of Schedule 14A under the Exchange Act, regarding a special meeting of the Company's stockholders to be held to consider approval of the Merger. As a result of certain timing requirements under federal laws and the DGCL, the special meeting of the stockholders would not take place until a number of weeks following the Tender Offer Purchase Time.

     Other Potential Acquirers. Pursuant to the Merger Agreement, the Company has agreed that from and after the date of the Merger Agreement until the earlier of the Effective Time or termination of the Merger Agreement in accordance with its terms, the Company and its subsidiaries shall not, and will instruct their
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respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, solicit, or encourage submission of, any inquiries, proposals or offers by any person, entity or group (other than IBA and its affiliates, agents and representatives), or participate in any discussions or negotiations with, or disclose any non-public information concerning the Company to, any person, entity or group (other than IBA and its affiliates, agents and representatives), in connection with any "Acquisition Proposal" with respect to the Company. For purposes of the Merger Agreement, an "Acquisition Proposal" with respect to an entity means any proposal or offer relating to (i) any merger, consolidation, sale of substantial assets or similar transactions involving the entity or any subsidiaries of the entity (other than sales of assets or inventory in the ordinary course of business or as permitted under the terms of the Merger Agreement); (ii) the acquisition by any person of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) which beneficially owns, or has the right to acquire beneficial ownership of, 10% or more of the then outstanding shares of capital stock of the entity (except for acquisitions for passive investment purposes only in circumstances where the person or group qualifies for and files a Scheduled 13G with respect thereto); (iii) the adoption by the entity of a plan of liquidation or the declaration or payment of an extraordinary dividend;
(iv) the repurchase by the entity of more than 20% of its outstanding shares of voting stock; (v) the acquisition by the entity of direct or indirect ownership of a business whose annual revenue, net income or assets is greater than 20% of the entity; or (vi) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. The Company has agreed to notify IBA as promptly as practicable if any inquiry or proposal is made or any information or access is requested in connection with an Acquisition Proposal or potential Acquisition Proposal and as promptly as practicable to notify IBA of the terms and conditions of any such Acquisition Proposal.

     In addition, subject to certain other provisions of the Merger Agreement, from and after the date of the Merger Agreement until the earlier of the Effective Time and termination of the Merger Agreement by its terms, the Company and its subsidiaries will not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to directly or indirectly, make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal made by any person, entity or group (other than Parent or Purchaser); provided, however, that nothing in the Merger Agreement shall prohibit the Company's Board of Directors from taking and disclosing to the Company's stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act. Except as allowed under this paragraph, the Company's Board of Directors will not withdraw or modify in a manner adverse to Parent or Purchaser its recommendation of the transactions contemplated hereby or approve or recommend any Acquisition Proposal. Notwithstanding the provisions above, prior to consummation of the Offer, the Company may, to the extent the Board of Directors of the Company determines, in good faith, after consultation with outside legal counsel, that the Board of Directors' fiduciary duties under applicable law require it to do so, participate in discussions or negotiations with, and furnish information to, any person, entity or group after such person, entity or group has delivered to the Company in writing, an unsolicited bona fide Acquisition Proposal which the Board of Directors of the Company in its good faith reasonable judgment determines, after consultation with its independent financial advisors, would result in a transaction more favorable than the Offer and the Merger to the stockholders of the Company from a financial point of view and for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Board of Directors of the Company (based upon the advice of independent financial advisors) is reasonably capable of being financed by such person, entity or group and which is likely to be consummated (a "Superior Proposal"). Notwithstanding anything to the contrary in the Merger Agreement, the Company will not provide any non-public information to a third party unless: (x) the Company provides such non-public information pursuant to a non-disclosure agreement with terms regarding the protection of confidential information at least as restrictive as such terms in the confidentiality agreement with Purchaser and Parent; and (y) such non-public information has been previously delivered to Parent.

     In the event the Company receives a Superior Proposal, nothing contained in the Merger Agreement prevents the Board of Directors of the Company from recommending such Superior Proposal to the Company's stockholders, if the Board of Directors determines, in good faith, after consultation with outside
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legal counsel, that such action is required by its fiduciary duties under applicable law, provided, however, that the Company shall not recommend to its stockholders a Superior Proposal for a period of not less than 72 hours after Parent's receipt of a copy of such Superior Proposal (or a description of terms and conditions thereof, if not in writing).

     Dissenting Shares. In the event that dissenters' rights are available in connection with the Merger pursuant to Section 262 of the DGCL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by stockholders who did not vote in favor of the Merger and who comply with all of the relevant provisions of Section 262 of the DGCL (the "Dissenting Shares") shall not be converted into or be exchangeable for the right to receive the Cash Merger Consideration, but instead shall be converted into the right to receive such consideration as may be determined to be due to such stockholders pursuant to Section 262 of the DGCL, unless such holders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under the DGCL. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder's Shares shall thereupon be deemed to have been converted into and to have become exchangeable for the right to receive, as of the Effective Time, the Cash Merger Consideration without any interest thereon. The Company has agreed to give Parent prompt notice of any written demands for appraisal of Shares received by the Company and the opportunity to participate in all negotiations and proceedings with respect to any such demands.

     THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY AVAILABLE DISSENTERS' RIGHTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SECTION 262 OF THE DGCL. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS ARE CONDITIONED ON STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

     Conditions to the Merger. The respective obligations of the Company, IBA and Purchaser to effect the Merger are subject to the satisfaction at or prior to the Closing Time of the following conditions: (a) the Merger Agreement, the Merger and the other transactions contemplated thereby shall have been approved by all necessary corporate action of the Company, including, if necessary, adoption by vote of the stockholders of the Company; (b) no governmental entity or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (and if temporary or preliminary, not vacated within five business days of its entry) which is in effect and which (1) makes the payment of the Cash Merger Consideration illegal or otherwise prohibits or restricts consummation of the Merger or any of the other applicable transactions contemplated thereby, or (2) imposes material limitations on the ability of Parent, IBA GP or Purchaser to acquire or hold or to exercise any rights of ownership of the Surviving Corporation, or effectively manage or control the Surviving Corporation and its business, assets and properties; (c) any waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") shall have terminated or expired and any other governmental or regulatory notices or approvals required with respect to the transactions contemplated hereby shall have been either filed or received; and (d) Purchaser shall have purchased Shares pursuant to the Offer.

     Termination. The Merger Agreement may be terminated, at any time prior to the Effective Time, whether before or after approval by the stockholders of the
Company: (a) by mutual written agreement of the Boards of Directors of IBA and the Company; (b) by either IBA or the Company: (i) if the Offer shall be terminated or expire without any Shares having been purchased pursuant to the Offer; provided, however, that a party shall not be entitled to terminate the Merger Agreement pursuant to this provision if it is in material breach of its representations and warranties, covenants or other obligations under the Merger Agreement; and provided, further, however, that if the Offer is not consummated due to a failure to obtain clearance under the HSR Act, Parent may not terminate the Merger Agreement until December 31, 1999 and the Company may not terminate the Merger Agreement until April 1, 2000; (ii) if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action shall have become final and non-appealable; (c) by Parent: (i) if the Board of Directors of the Company or any committee thereof shall have approved, or recommended that stockholders of the Company accept or approve, an Acquisition Proposal by a third party, or shall have resolved to do any of the foregoing; (ii) if the Board of Directors of the Company or any committee thereof shall have withdrawn or modified its approval of, or recommendation that the stockholders of the Company accept or approve (as the case may be), the Offer, the Merger Agreement and the Merger, or shall have resolved to do any of the foregoing; (iii) if the Company shall have failed to include in this Schedule 14D-9 the recommendation of the Board of Directors that the stockholders of the Company accept the Offer;
(iv) prior to the purchase of the Shares pursuant to the Offer, if the Company is in material breach of any of its covenants or obligations under the Merger Agreement, or any representation or warranty of the Company contained in the Merger Agreement shall have been incorrect, in any material respect, when made;
(v) prior to the purchase of Shares pursuant to the Offer, in the event that the conditions to the Offer shall not be satisfied, provided that Parent may not terminate the Merger Agreement due to a failure to obtain clearance under the HSR Act until December 31, 1999; or (vi) after purchase of the Shares pursuant to the Offer, if the Company is in violation or breach of Section 1.3 of the Merger Agreement; (d) by the Company: (i) if the Offer shall not have been commenced in accordance with the Merger Agreement, or Parent or Purchaser shall have failed to purchase validly tendered Shares in violation of the terms of the Offer within 10 business days after the expiration of the Offer; provided, however, that the Company shall not terminate the Merger Agreement if it is in material breach of its representations and warranties, covenants, or other obligations under the Merger Agreement; (ii) if the Board of Directors of the Company has resolved to, and in fact does, recommend to the Company's stockholders that they accept a Superior Proposal, provided all provisions of the Merger Agreement have been complied with and the Break-Up Fee (as defined below) has been paid to Parent; (iii) prior to the purchase of Shares pursuant to the Offer, if Parent or Purchaser is in material breach of any of its covenants or obligations under the Merger Agreement, or any representation or warranty of Parent or Purchaser contained in the Merger Agreement shall have been incorrect in any material respect, when made; or (iv) at any time after March 31, 2000 if the Offer has not been consummated due to a failure to obtain clearance under the HSR Act; provided, however, that the Company shall not be entitled to terminate the Merger Agreement if it is in material breach of its representations and warranties, covenants and other obligations under the Merger Agreement.

     Amendment of the Merger Agreement. The Merger Agreement may be amended by the Company, Purchaser, IBA and IBA GP by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that (i) any such amendment shall be in writing signed by all of the parties, (ii) any such waiver, amendment or supplement by the Company shall be effective as against the Company only if approved by a majority of those directors of the Company then in office who were directors of the Company as of June 10, 1999, or are directors (other than directors designated by Purchaser in accordance with the Merger Agreement) designated by such persons to fill any vacancy, and (iii) after adoption of the Merger Agreement and the Merger by the stockholders of the Company, no amendment that reduces the Merger Consideration or changes the form thereof or changes any other terms and conditions of the Merger Agreement can be made without the further approval of the stockholders of the Company if the changes, alone or in the aggregate, would materially adversely affect the stockholders of the Company.

     Fees and Expenses. In the event of the termination of the Merger Agreement, the Merger Agreement provides that it will forthwith become void and there will be no liability thereunder on the part of any party thereto except under the provisions of the Merger Agreement related to fees and expenses described below and under certain other provisions of the Merger Agreement which survive termination.

     Except as otherwise provided in the Merger Agreement and whether or not the transactions contemplated by the Offer and the Merger Agreement are consummated, all costs and expenses incurred in connection with the transactions contemplated by the Offer and the Merger Agreement shall be paid by the party incurring such expenses.

     The Company shall pay to Parent, an amount equal to $7,500,000 (the "Break-Up Fee") if any of the following shall occur: (i) the Board of Directors of the Company or any committee thereof shall have approved, or recommended that stockholders of the Company accept or approve, an Acquisition Proposal by a third party, or shall have resolved to do any of the foregoing; (ii) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified its approval of, or recommendation that the stockholders of the Company accept or approve (as the case may be), the Offer, the Merger Agreement and the Merger, or shall have resolved to do any of the foregoing; or (iii) the Company shall have failed to include in this Schedule 14D-9 the recommendation of the Board of Directors of the Company that the stockholders of the Company accept that Offer. The Break-Up Fee shall be payable within 30 days of such event.

     Parent shall pay to the Company the sum of $8,000,000 if the Offer has not been consummated, and (i) Parent terminates the Merger Agreement during the period from December 31, 1999 through February 15, 2000 due to a failure to obtain clearance under the HSR Act and (ii) Parent shall have refused to consent to any divestiture by the Company required for clearance under the HSR Act.

     Parent shall pay to the Company the sum of $15,000,000 if the Offer has not been consummated, and (i) Parent terminates the Merger Agreement at any time after February 15, 2000 due to a failure to obtain clearance under the HSR Act and (ii) Parent shall have refused to consent to any divestiture by the Company required for clearance under the HSR Act.

     Parent shall pay to the Company the sum of $15,000,000 if the Company terminates the Merger Agreement pursuant to Section 9.1(d)(iv) of the Merger Agreement and Parent shall have refused to consent to any divestiture by the Company required for clearance under the HSR Act.

CERTAIN CONDITIONS OF THE OFFER

     Consummation of the Offer is conditioned upon satisfaction of the Minimum Condition. Furthermore, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer, pay for, and may delay the acceptance for payment of, or subject to the restrictions referred to above, the payment for, any tendered Shares, and may amend the Offer consistent with the terms of the Merger Agreement, including extending the deadline for tendering Shares, or terminate the Offer, if any of the following events shall occur:

          (A) from the date of the Merger Agreement until the Tender Offer Purchase Time, there shall have occurred any change, event, occurrence or circumstance which, individually or in the aggregate, has a Material Change (as such term is defined in the Merger Agreement) on the Company;

          (B) from the date of the Merger Agreement until the Tender Offer Purchase Time, any governmental entity or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (and if temporary or preliminary, not vacated within five business days of its entry), except with regard to HSR Act approval which is in effect at the Tender Offer Purchase Time and which (1) makes the acceptance for payment of, or the payment for, some or all of the Shares illegal or otherwise prohibits or restricts consummation of the Offer, the Merger or any of the other transactions contemplated thereby, (2) imposes material limitations on the ability of Parent, IBA GP or Purchaser to acquire or hold or to exercise any rights of ownership of the Shares, or effectively to manage or control the Company and its business, assets and properties or (3) would result in a Material Change to the Company; provided, however, that the parties shall use reasonable efforts to cause any such decree, judgment or other order to be vacated or lifted as soon as practicable;

          (C) the representations and warranties of the Company set forth in the Merger Agreement shall not (i) have been true and correct in one or more material respects on the date hereof or (ii) except for certain representations and warranties designated in Section 7.1 of the Merger Agreement, be true and correct in one or more material respects as of the scheduled Expiration Date (as such date may be extended) of the Offer as though made on or as of such date or the Company shall have breached or failed in any respect to perform or comply with any material obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it except, in each case with respect to clause (ii), (1) for changes specifically permitted by the Merger Agreement and (2) (x) for those representations and warranties that address matters only as of a particular date which are true and correct as of such date or (y) where the failure of representations and warranties (without regard to materiality qualifications therein contained) to be true and correct, or the performance or compliance with such obligations, agreements or covenants, would not, individually or in the aggregate result in a Material Change to the Company;

          (D) from the date of the Merger Agreement until the Tender Offer Purchase Time, the Merger Agreement shall have been terminated in accordance with its terms;

          (E) from the date of the Merger Agreement until the Tender Offer Purchase Time, the Board of Directors of the Company or any committee thereof shall have (1) withdrawn or modified (including without limitation, by amendment of the Company's Schedule 14D-9) in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, (2) approved or recommended any Acquisition Proposal by a third party other than the Offer and the Merger, (3) resolved to do any of the foregoing, or (4) upon a request to reaffirm the Company's approval or recommendation of the Offer, the Merger Agreement or the Merger, the Board of Directors of the Company shall fail to do so within two business days after such request is made;

          (F) from the date of the Merger Agreement until the Tender Offer Purchase Time, any of the consents, approvals, authorizations, orders or permits required to be obtained by the Company, Parent, IBA GP or Purchaser, or their respective subsidiaries in connection with the Offer or the Merger from, or filings or registrations required to be made by any of the same prior to the Tender Offer Purchase Time with, any governmental entity in connection with the execution, delivery and performance of the Merger Agreement (including without limitation the termination or expiration of any applicable waiting period or the receipt of any required clearance under the HSR Act) shall not have been obtained or made or shall have been obtained or made subject to conditions or requirements, which (A) make the acceptance for payment of, or the payment for the Shares illegal or otherwise prohibits or restricts the consummation of the Offer or the Merger or (B) have a Parent Material Adverse Effect (as defined in the Merger Agreement) or result in a Material Change to the Company or (C) impose material limitations on the ability of Parent, IBA GP or Purchaser effectively to manage or control the Company; or

          (G) from the date of the Merger Agreement until the Tender Offer Purchase Time, in the case of HSR Act approval, any governmental entity or court of competent jurisdiction shall have entered a final non-appealable order enjoining consummation of the Merger.

          (H) from the date of the Merger Agreement until the Tender Offer Purchase Time, there shall have occurred (1) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or in Belgium or (2) the commencement of a war or armed hostilities involving the United States or Belgium and resulting in a Material Change to the Company or materially adversely affecting (or materially delaying) the consummation of the Offer.

The foregoing conditions (the "Offer Conditions") are for the sole benefit of Purchaser and may be waived by Purchaser, in whole or in part at any time and from time to time in the sole discretion of Purchaser. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

THE STOCKHOLDERS' AGREEMENT

     On June 10, 1999, the Stockholders' Agreement was executed by and among Parent, IBA GP, Purchaser and the Selling Stockholders (as defined therein). The seven Selling Stockholders hold an aggregate of 2,494,312 Shares (27.1% of the outstanding Shares on a diluted basis as of June 21, 1999). The following summary of the material terms of the Stockholders' Agreement is qualified in its entirety by reference to the copy of the Stockholders' Agreement filed as Exhibit (c)(2) to this Schedule 14D-9 and such Stockholders' Agreement is hereby incorporated by reference in its entirety.

     Voting of Shares. Each Selling Stockholder has agreed that during the period commencing as of the date of the Stockholders' Agreement, and continuing until the Closing Time or 45 days after the termination of the Merger Agreement in accordance with its terms, whichever first occurs, each Selling Stockholder shall vote (or cause to be voted) the Shares held of record or beneficially owned by each Selling Stockholder, whether owned on June 10, 1999, or thereafter, at any meeting of the holders of the Shares (i) in favor of approval of the Merger Agreement, all transactions contemplated thereby and any actions required in furtherance of the Merger Agreement or the Stockholders' Agreement (including election of such directors of the Company as Parent is entitled to designate pursuant to the Merger Agreement); (ii) against any action or agreement that is intended, or could reasonably be expected, to impede, interfere with, or prevent the Offer or the Merger or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company or any of its subsidiaries under the Merger Agreement or the Stockholders' Agreement; and (iii) except as specifically requested in writing in advance by IBA, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement and the Stockholders' Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries or affiliates; (B) a sale, lease, transfer or disposition by the Company or any of its subsidiaries of any assets outside the ordinary course of business or any assets which in the aggregate are material to the Company and its subsidiaries taken as a whole, or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries or affiliates; (C) (i) any change in the present capitalization of the Company or any amendment of the Company's charter or Bylaws; (ii) any other material change in the Company's or any of its subsidiaries' corporate structure or business; or (iii) any other action that, in the case of each of the matters referred to in clauses (C) (i), (ii) or
(iii), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the Offer, the Merger or the transactions contemplated by the Stockholders' Agreement or the Merger Agreement. None of the Selling Stockholders shall enter into any agreement or understanding with any person the effect of which would be inconsistent with or violative of the provisions and agreements contained in the Stockholders' Agreement.

     Irrevocable Proxy. Effective from June 10, 1999, each Selling Stockholder has agreed to appoint certain officers of Parent, and their respective successors and designees, as true, lawful and irrevocable (until the Closing Time or 45 days after the termination of the Merger Agreement, whichever is earlier) proxies and attorneys-in-fact (with full power of substitution) to vote their Shares, or to grant a consent or approval in respect of such Shares. Each Selling Stockholder granted to Parent and its respective successors and designees an irrevocable proxy coupled with an interest.

     Other Covenants, Representations and Warranties. The Stockholders' Agreement contains certain customary representations and warranties of the parties thereto, including, without limitation, representations and warranties by the Selling Stockholders as to ownership of their Shares, power and authority.

     Tender of Shares, Restrictions on Transfers, Proxies and
Non-Interference. Each Selling Stockholder has agreed to tender his or its Shares in the Offer and to not withdraw any Shares therefrom unless and until the Merger Agreement is terminated in accordance with its terms without such Shares being purchased by Purchaser pursuant to the Offer. Each of the Selling Stockholders has agreed not, directly or indirectly, to: (i) tender his or its Shares in any other tender offer or exchange offer for the Shares; (ii) except as contemplated by the Stockholders' Agreement or the Merger Agreement, otherwise offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to any interest therein; (iii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iv) take any action that would make any representation or warranty of any such Selling Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Selling Stockholder from performing such Selling Stockholder's obligations under the Stockholders' Agreement.

     Other Potential Acquirers. Pursuant to the Stockholders' Agreement, each Selling Stockholder shall (i) cease existing discussions or negotiations, if any, with any parties conducted on or before June 10, 1999, with respect to any acquisition of all or any material portion of the assets of, or any equity interest in, the Company or any of its subsidiaries or any business combination with the Company or any of its subsidiaries, in his or her capacity as a stockholder of the Company; and (ii) from and after June 10, 1999, until the termination of the Merger Agreement, not, in such capacity, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance), or take any other action to facilitate knowingly, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any such transaction or acquisition, or agree to endorse any such transaction or acquisition, or authorize or permit any of the Selling Stockholders' agents to do so, and each Selling Stockholder shall promptly notify Parent of any proposal and shall provide a copy of such written proposal and a summary of any oral proposal to Parent immediately after receipt thereof (and shall specify the material terms and conditions of such proposal and identify the person making such proposal) and thereafter keep Parent advised of any development with respect thereto.

     Option. Pursuant to the Stockholders' Agreement, each Selling Stockholder has granted to Parent an irrevocable option (the "Option") to purchase all Shares held of record or beneficially owned by such Selling Stockholder at the Offer Price or such higher price as may be offered by Purchaser in the Offer, and Parent may exercise the Option, in whole or in part, at any time and from time to time, following the occurrence of a Purchase Event (as defined below); provided that any part thereof not exercised shall expire upon the earliest to occur of (i) the Closing Time, (ii) 45 days after a Purchase Event; or (iii) 45 days after the termination of the Merger Agreement; provided that the expiration date shall not extend beyond March 31, 2000. 'Purchase Event' means any of the following events: (i) when any person or group other than IBA, Purchaser or an affiliate thereof acquires the beneficial ownership of more than 20% of the outstanding capital stock of the Company, or right to acquire such capital stock of the Company; (ii) when the Company has entered into agreement or approved or recommended any proposal which provides for the acquisition of 20% or more of the outstanding capital stock of the Company or substantially all of the assets of the Company by any person or group other than IBA, Purchaser or an affiliate thereof; (iii) (A) the failure of the Company's stockholders to approve the Merger Agreement or the transactions contemplated thereby at a meeting called to consider such Merger Agreement, if such meeting shall have been preceded by (x) the public announcement by any Person or group (other than Parent, Acquisition or an affiliate of any of them) of an offer or proposal to acquire, merge or consolidate with the Company, or (y) the Board of Directors of the Company's publicly withdrawing or modifying, or publicly announcing its intent to withdraw or modify, its recommendation that the stockholders of the Company approve the transactions contemplated by the Merger Agreement or (B) the acceptance by the Company's Board of Directors of, or the public recommendation by the Company's Board of Directors that the stockholders of the Company accept, an offer or proposal from any Person or group (other than Parent, Acquisition or an affiliate of any of them), to acquire 20% or more of the outstanding capital stock of the Company or for a merger or consolidation or any similar transaction involving the Company; (iv) the making of an Acquisition Proposal as described in Section 5.3 of the Merger Agreement entitling IBA or the Company to terminate the Merger Agreement pursuant to Section 9.1 of the Merger Agreement; or (v) any breach by the Selling Stockholders of the Stockholders' Agreement.

     Termination. Except as otherwise provided therein, the Stockholders' Agreement shall terminate upon the earlier of (A) termination of the Merger Agreement in accordance with its terms, or (B) the Effective Time.

CERTAIN TRANSACTIONS BETWEEN IBA AND THE COMPANY

     In December 1998, the Company purchased irradiation equipment from Parent.

     Except as set forth in this Schedule 14D-9, since April 1, 1996, none of Purchaser, Parent or, to the best of their knowledge, any persons affiliated with Parent or Purchaser, has had any business relationships or transactions with the Company or any of its executive officers, directors or affiliates that are required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Schedule 14D-9, since April 1, 1996, there have been no contacts, negotiations or transactions between any of Parent, the Purchaser or, to the best of their knowledge, any persons affiliated with Parent or Purchaser, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets.

EMPLOYMENT AGREEMENTS, SEVERANCE AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

     James F. Clouser entered into an employment agreement with the Company in June 1999 (the "Employment Agreement"). The following summary of the material terms of the Employment Agreement is qualified in its entirety by reference to the copy of the Employment Agreement filed as Exhibit (c)(6) to this Schedule 14D-9 and is hereby incorporated by reference in its entirety. The Employment Agreement by its terms, is to take effect the day immediately prior to the Merger and in the event the Merger Agreement is terminated, the Employment Agreement shall be null and void. The term of the Employment Agreement is four years (the "Employment Period"). Under the terms of the Employment Agreement, Mr. Clouser will be paid an annual base salary of $500,000. If Mr. Clouser is terminated as a result of disability or death, a lump sum cash payment equal to the base salary payable for the remainder of the Employment Period will be paid to Mr. Clouser or his spouse or estate, respectively. If Mr. Clouser is constructively discharged for any reason other than cause or he quits within 60 days after the first anniversary of the Merger, Mr. Clouser will receive a lump sum cash payment equal to the base salary payable for the remainder of the Employment Period and continue to receive employee benefits for the remainder of the Employment Period. Mr. Clouser cannot compete with the business of the Company during the Employment Period, regardless of whether he remains employed with the Company. To the extent that any payments or distributions made to Mr. Clouser with respect to the Merger result in an excise tax for him under Section 280G of the Internal Revenue Code, Mr. Clouser will receive additional payments from the Company to put him in the same after-tax position as if such excise taxes and any related taxes did not apply.

     In June of 1999, each of D. Patterson Adams, David E. Meyer, Eric W. Beers, Lisa C. Foster and Carole-Lynn S. Glass entered into a severance agreement with the Company (the "Two Year Severance Agreements"). The following summary of the material terms of the Two Year Severance Agreements is qualified in its entirety by reference to the form of Two Year Severance Agreement filed as Exhibit (c)(7) to this Schedule 14D-9 and hereby incorporated by reference in its entirety. The Two Year Severance Agreement provides that if one of these officers is terminated without cause or resigns for good reason within 12 months of a change in control, such officer will receive (i) a severance payment equal to two years of such officer's most recent base salary, and (ii) to the extent that any of their options are not vested, such options will become fully vested and exercisable.

     In June of 1999, each of Eugene W. Davis and Donald A. Currie entered into a severance agreement with the Company (the "One Year Severance Agreements"). The following summary of the material terms of the One Year Severance Agreement is qualified in is entirety by reference to the form of One Year Severance Agreement filed as Exhibit (c)(8) to this Schedule 14D-9 and hereby incorporated by reference in its entirety. The One Year Severance Agreement provides that if one of these officers is terminated without cause or resigns for good reason within 12 months of a change in control, such officer will receive (i) a severance payment equal to one year of such officer's most recent base salary, and (ii) to the extent any of such officer's options are not vested, such options will become fully vested and exercisable.

     The vesting of the options granted under the 1997 Equity Incentive Plan accelerates entirely in the event of a change in control. The vesting of the options granted under the Company's 1997 Stock Plan accelerates entirely in the event of a change in control if the options are not assumed or substituted with options having substantially the same terms by the successor corporation or its parent. The Board of Directors or the Compensation Committee has the discretion to accelerate the vesting of options granted under the Second Amended and Restated 1986 Stock Option Plan in the event of a change in control. The Named Officers have been granted options under the three previously described plans. Pursuant to the Merger Agreement at the Effective Time, each outstanding Company Stock Option issued pursuant to Company Option Plans shall vest in full and the Surviving Corporation shall pay to the holder of each outstanding Company Stock Option an amount equal to the excess, if any, of the Offer Price over the exercise price per Share of such Company Stock Option, less the amount of taxes required to be withheld under U.S. federal, state or local laws and regulations, multiplied by the number of Shares subject to such Company Stock Option.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Board of Directors of the Company has approved the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and recommends that stockholders of the Company accept the Offer and tender their Shares.

     As set forth in the Offer to Purchase the Merger Agreement and the Letter of Transmittal (the "Offer Documents"), the Purchaser will purchase shares tendered prior to the close of the Offer if the Conditions to the Offer have been satisfied (or waived). Stockholders considering not tendering their shares in order to wait for the Merger should note that if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied, Purchaser is not obligated to purchase any shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger. Under the DGCL, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares are required to approve the Merger. Accordingly, if the Conditions to the Offer are satisfied, Purchaser, together with Parent, will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder.

     The Offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, July 15, 1999, unless Purchaser elects to extend the period of time for which the Offer is open. A copy of the press release issued by the Company on June 11, 1999 announcing the Merger and the Offer is filed as Exhibit (a)(3) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

  (b) BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION

     Background of the Offer. From time to time during the past several years, the Company has considered various strategic alternatives with a view toward increasing stockholder value. Over the past few months, the Company has had discussions with several potential purchasers of the Company. Discussions with Parent and one other bidder (the "Bidder") became significant.

     The Company has a history of discussions regarding strategic transactions with the Bidder and its affiliates. In 1988, the Company made an offer to purchase a competitive company ("Bidder Affiliate"), which company was subsequently purchased by Bidder. Extensive investigation by the Federal Trade Commission ("FTC") staff resulted in significant objections to the transaction by the FTC. The Company's offer was withdrawn immediately prior to a vote by the FTC on the staff's recommendation to block the transaction in federal court.

     In 1991, the Company and Bidder Affiliate held further discussions and conducted extensive antitrust due diligence regarding a potential business combination. Based on the advice of advisors regarding the substantial risks to completion of a business combination due to antitrust regulatory issues, discussions were terminated.

     In the Fall of 1996, the Company and Bidder Affiliate held further discussions regarding a potential business combination. At that time, the Company engaged antitrust counsel and economists to undertake an analysis of the potential antitrust regulatory obstacles to completing such a transaction. Based upon the advice of such advisors regarding the substantial risks to completion of a business combination as a result of antitrust regulatory issues, these discussions were terminated.

     In August of 1997, immediately prior to the Company's initial public offering, Bidder approached the Company with an offer to acquire all of the Company's outstanding stock. The offer was rejected by the Company's Board of Directors as inadequate. Bidder Affiliate was later acquired by the Bidder.

     Bidder and the Company had preliminary discussions regarding a potential business combination in the Spring of 1998. The Company once again undertook a review of potential antitrust regulatory obstacles to completing a transaction and, based upon such review, chose not to pursue further a potential transaction due to antitrust regulatory concerns.

     On October 28, 1998, James F. Clouser, Chief Executive Officer of the Company, and Pierre Mottet, Chief Executive Officer of Parent, met in Phoenix, Arizona to discuss various subjects, including the possible purchase of equipment from the Parent by the Company. They also generally discussed the possibility of combining Parent and the Company.

     In December 1998, the Company entered into an agreement to purchase certain irradiation equipment from the Parent.

     In the Winter of 1998, the Company informally engaged PaineWebber Incorporated ("PaineWebber") and TM Capital Corp. ("TM Capital") as financial advisors in connection with evaluating potential strategic transactions.

     On January 7, 1999, Parent retained Bear, Stearns International Limited ("Bear Stearns") as exclusive financial advisor. Bear Stearns and IBA subsequently conducted a review of Parent's strategy including, among other things, a review of potential acquisitions.

     On January 25, 1999, Mr. Clouser, Mr. Mottet and Yves Jongen, the President of Parent, met in Hayward, California and had preliminary discussions concerning a potential acquisition of the Company by the Parent. On February 2, 1999, the Company provided Parent with a non-disclosure and standstill agreement. In the course of those discussions, Mr. Clouser indicated that the Company might be willing to consider a sale of the Company and suggested a valuation in excess of $30 per Share. The non-disclosure and standstill agreement was not signed by Parent.

     On February 12, 1999, at a telephonic meeting of the Company's Board of Directors, Mr. Clouser updated the Company's Board on his discussions with management of Parent regarding a potential acquisition of the Company.

     During February 1999, Mr. Mottet and Mr. Clouser exchanged e-mails regarding potential synergies in the business.

     On March 5, 1999, Mr. Mottet informed Mr. Clouser that Parent did not wish to pursue an acquisition of the Company.

     In early March 1999, following a significant decline in the trading price of the Shares, Parent purchased in the open market 751,300 Shares, which represented approximately 9.4% of the then outstanding Shares.

     On March 17, 1999, Mr. Mottet contacted Mr. Clouser, who was then at a business meeting in Australia, to discuss Parent's recent acquisition of stock in the Company. Mr. Mottet confirmed to Mr. Clouser that, though Parent had previously evaluated a potential acquisition of the Company, Parent's recent stake in the Company was acquired for investment purposes and that there were no plans to increase Parent's stake in the Company.

     During March of 1999, financial advisors to the Company contacted senior management of Bidder and other potential bidders regarding their interest in acquiring the Company. Bidder and two other entities expressed interest; however, only Bidder proceeded to conduct due diligence and propose an offer. Senior management of Bidder first contacted Mr. Clouser to indicate their interest in potentially pursuing a transaction on March 24, 1999.

     On March 31, the Company's Board of Directors held a special meeting of the Board of Directors to adopt a Stockholders' Rights Plan.

     On April 15, 1999, Parent signed a definitive agreement to acquire all of the outstanding capital stock of Griffith Micro Sciences International, a Chicago-based EtO sterilization services company.

     On April 16, 1999, Parent issued a press release announcing the signing of the agreement to acquire Griffith Micro Sciences International.

     On April 20, 1999, Mr. Clouser contacted Mr. Mottet to advise him that, following the announcement of Parent's definitive agreement to acquire Griffith Micro Sciences, a number of parties had approached the Company and that the willingness of the Company to consider these approaches might eventually lead to a potential sale.

     On April 20, 1999, PaineWebber contacted Bear Stearns and confirmed that the Company would be interested in pursuing a potential business combination with Parent.

     On April 26, 1999, Mr. Clouser met with senior management of the Bidder to discuss a potential transaction and the Company's concerns about the antitrust regulatory issues presented by a potential transaction.

     On May 13, 1999, Mr. Mottet met with Mr. Clouser in Washington, D.C. and advised Mr. Clouser that the Parent was interested in conducting a preliminary evaluation of a potential acquisition of the Company by Parent. Subsequent discussions took place between Parent, the Company and their financial advisors, which led to the execution on May 17, 1999 of a non-disclosure agreement.

     On May 19, 1999, senior management of Bidder contacted Mr. Clouser to express continued interest in the Company.

     On May 20, 1999, senior management of Bidder contacted Mr. Clouser to indicate that Bidder expected to have completed its antitrust regulatory analysis in a few days. The parties agreed to hold a meeting on May 27, 1999.

     From May 20 to May 23, 1999, associates of Parent's legal counsel, Dorsey & Whitney LLP, conducted preliminary due diligence of the Company at the law offices of Gunderson, Dettmer, Stough, Villeneuve, Franklin & Hachigian, LLP, the Company's legal counsel. The due diligence consisted mainly of the review of publicly available documents.

     On May 24, 1999, at a meeting of the Company's Board of Directors, Mr. Clouser updated the Board on his discussions with Parent and Bidder. The Board asked questions and discussion ensued focusing on, among other things, each of the potential purchasers, regulatory issues and the likelihood of completion of each transaction.

     On May 26, 1999, Mr. Clouser and Mr. Mottet, and representatives of Bear Stearns, PaineWebber and TM Capital met in New York. On this occasion, the Company made available to Parent certain confidential non-public information. Parent performed a limited due diligence investigation of the Company through discussions with Mr. Clouser and the Company's financial advisors about the business and financial condition of the Company.

     On May 26, 1999, senior management of Bidder contacted Mr. Clouser and cancelled the previously scheduled May 27, 1999 meeting.

     On May 27, 1999, senior management of Bidder contacted Mr. Clouser to orally propose an offer of $21.00 per share in cash for all outstanding shares. Mr. Clouser advised the Bidder that the price was not competitive.

     On May 28, 1999, PaineWebber contacted Bear Stearns and indicated that the Company would not consider a possible sale of the Company unless the price was in excess of $25.00 per Share and the Company was protected from the risk of not being able to complete the transaction if objections were raised by federal antitrust law enforcement entities.

     On May 28, 1999, financial advisors to the Company contacted senior management of Bidder and indicated that in order to be competitive, Bidder's offer must be in excess of $25.00 per Share and that Bidder must protect the Company from the risk of not being able to complete the transactions if objections were raised by federal antitrust law enforcement entities by (i) making a significant commitment regarding any potential divestitures which may be required by federal antitrust law enforcement entities, (ii) allowing the Company to control any divestiture decisions in connection with obtaining approval of federal antitrust law enforcement entities and (iii) committing to pay a substantial termination fee as liquidated damages to the Company if the transaction was not completed because Bidder was unable to obtain the required regulatory approvals.

     On May 28, 1999, senior management of Bidder contacted Mr. Clouser and indicated that Bidder was willing to pay in excess of $25.00 per Share and assume the antitrust regulatory risk, although no specific proposal for addressing the regulatory issues was made at that time.

     On June 1, 1999, financial advisors to the Company and Bidder discussed potential elements of Bidder's offer. Financial advisors to the Company again reiterated the minimum conditions of any proposal from Bidder. Financial advisors to the Company offered to provide Bidder with additional financial information upon receipt of an executed non-disclosure and standstill agreement. Bidder declined to sign the non-disclosure and standstill agreement.

     On June 2, 1999, Mr. Mottet informed Mr. Clouser of Parent's willingness to pursue acquisition negotiations at a price of $25.00 per Share. Mr. Clouser informed Mr. Mottet that the price was below what had been indicated by another potential bidder. Mr. Clouser and Mr. Mottet discussed having a meeting in New York on June 9, 1999 and Mr. Clouser asked Mr. Mottet to consider increasing his price.

     On June 3, 1999 Bear, Stearns had conversations with PaineWebber to discuss the process for beginning negotiations.

     On June 4, 1999, Mr. Mottet called to inform Mr. Clouser that Parent would be willing to pursue negotiations based on the price of $27.00 per Share and provide the Company with certain protections relating to the inability to close this transaction under certain circumstances assuming that the negotiations could proceed quickly. Mr. Mottet also informed Mr. Clouser that Parent would be willing to pursue such negotiations only if the Selling Stockholders were willing to execute an agreement with Parent which gave Parent an option to purchase the shares owned by the Selling Stockholders. On the same day Bear Stearns contacted PaineWebber to confirm the $27.00 per Share price and request an exclusive negotiating period. PaineWebber rejected any negotiating exclusivity. Based on these conversations, it was agreed that negotiations could start in New York on June 7, 1999.

     On June 5, 1999, Mr. Mottet informed Mr. Clouser that the $27.00 per Share offer would be rescinded if negotiations were not accelerated.

     On June 5, 1999, Mr. Clouser agreed to provide initial comments on draft documents on June 6 and to meet in New York on the evening of June 7, 1999 to commence negotiations. Later that day, counsel for Parent delivered initial drafts of the Merger Agreement and the Stockholders' Agreement to counsel for the Company.

     On June 5, 1999, senior management of Bidder spoke by telephone with Mr. Clouser and indicated Bidder would only be willing to pay $25.00 per Share.

     On June 6, 1999, at a special meeting of the Company's Board of Directors, Mr. Clouser advised the Board of the status of his discussions with Parent and Bidder. The Board asked questions and discussion ensued regarding, among other things, the relative merits of the two transactions, the regulatory and competitive risks associated with pursuing each of the transactions, the different prospects for significant delay in closing of each of the transactions due to antitrust regulatory issues and the likelihood of completion of each of the transactions.

     On June 6, 1999, counsel for the Company provided initial comments on the documents to counsel for Parent. On June 7, 1999, counsel for the Company provided detailed comments on the Merger Agreement draft.

     On June 7, 1999, financial advisors to the Company contacted financial advisors to the Bidder and expressed concern that Bidder was not making an offer in excess of $25.00 per Share as previously indicated and appeared to be noncommittal on protecting the Company from the risk of being unable to complete the transaction due to antitrust regulatory objections.

     On June 8, 1999, Parent's Board of Directors approved the proposal to acquire the Company at a purchase price of $27.00 per Share and negotiations of the Merger Agreement and Stockholders' Agreement were initiated. The Company, its counsel and financial advisors met with Parent, its counsel and financial advisors to negotiate the Merger Agreement at various times on June 8, 9 and 10.

     On June 8, 1999, during a brief meeting at an unrelated business function, Mr. Clouser requested that senior management of Bidder provide him with Bidder's final and best offer with respect to price, an agreed upon divestiture arrangement and termination fees if the transaction was not completed.

     From June 7 through June 9, 1999, the Company held discussions with certain stockholders of the Company regarding the Stockholders' Agreement.

     On June 8, 1999, at a special meeting of the Company's Board of Directors, Mr. Clouser advised the Board of the status of his discussions with Parent and Bidder. The Board asked questions and discussion ensued regarding, among other things, the relative merits of the two transactions, the regulatory and competitive risk associated with pursuing a transaction with each of the bidders, the different prospects for significant delay in closing of each of the transactions due to antitrust regulatory issues and the likelihood of completion of each of the transactions.

     On June 9, 1999, the president of Bidder left a voicemail message with Mr. Clouser indicating that Bidder was willing to pay significantly more than $25.00 per Share. Mr. Clouser was unable to reach the president of the Bidder and contacted another member of Bidder's senior management. In that call, Mr. Clouser again reiterated his need to have a best and final offer from Bidder as to the price to be paid by Bidder and as to Bidder's commitment regarding divestitures and payment of termination fees. Later on June 9, 1999, the president of Bidder left another voicemail proposing an offer of $29.00 per Share and expressing a willingness to divest a number of facilities. Following that call, financial advisors to the Company contacted senior management of Bidder and indicated that because of the significant antitrust regulatory risks that a transaction with Bidder might not be completed and the high likelihood of significant harm to the Company's business as a result of an aborted transaction with the Bidder, the Company would require a very substantial termination fee payable by Bidder in the event the transaction was not completed because of the inability to obtain antitrust regulatory approval. At this time, counsel for the Company provided drafts of definitive documents to counsel for the Bidder.

     On June 9 and June 10, 1999, counsel for Parent conducted further due diligence of the Company at the offices of counsel for the Company.

     On June 9, 1999, Mr. Clouser advised Mr. Mottet that the Company had received a higher bid and requested that the Parent increase its bid. Mr. Mottet declined to increase the Parent's offer price and sought to accelerate execution of the Merger Agreement and Stockholders' Agreement. PaineWebber, TM Capital and SG Cowen Securities Corporation, which had also been retained as a financial advisor to the Company contacted Bear Stearns to seek an increase in the Parent's offer price and to terminate any further due diligence of the Company by the Parent.

     On June 10, 1999, senior management of Bidder contacted Mr. Clouser to discuss the proposed transaction and raised numerous concerns with the terms of the transaction and the draft definitive documents and indicated that further negotiation would be required. In particular, Bidder rejected the Company's proposed termination fee and stated that any required divestiture decisions would be made solely by Bidder. Finally, senior management of Bidder stated that this would be Bidder's best and final offer.

     On June 10, 1999, Bear Stearns and Arthur Andersen performed limited due diligence on behalf of the Parent, meeting with members of the Company's management and PaineWebber at the offices of counsel for the Company.

     On June 10, 1999, prior to a special meeting of Company's board of directors, Mr. Clouser once again contacted Mr. Mottet to seek an increase in the offer price. Once again Mr. Mottet declined.

     On June 10, 1999, the Company's Board of Directors held a special telephonic meeting to consider and evaluate the competing offers and the Merger Agreement. During that meeting, the Board received the advice of its advisors regarding the timing and likelihood of completion of both transactions. In addition, the Company's financial advisors made a presentation regarding the fairness of the transaction provided for in the

Merger Agreement and delivered their oral opinion that the transactions contemplated by the Merger Agreement were fair to the Company's stockholders from a financial point of view. The Board asked questions and discussion ensued regarding, among other things, the relative merits of the two transactions, the regulatory and competitive risk associated with each of the transactions, the different prospects for significant delay in closing of each of the transactions due to antitrust regulatory issues and the likelihood of completion of each of the transactions. Based on numerous factors, including the Board's view, based on the advice of counsel, that due to antitrust regulatory concerns there was substantially greater likelihood that a transaction with Bidder could not be completed, or would be subject to an unreasonable delay in completion, the Company's Board of Directors approved Parent's proposal to acquire the Company at a purchase price of $27.00 per Share as well as the Merger Agreement

          Reasons for the Recommendation.

     At a telephonic meeting on June 10, 1999, the Board of Directors of the Company (i) approved the Offer and the Merger (the "Transactions"), (ii) determined that the Transactions are fair to, and in the best interests of, the stockholders of the Company and (iii) resolved to recommend that stockholders accept the Offer and tender their Shares.

     In arriving at its decision to approve the Transactions and to recommend acceptance of the Offer, the Board of Directors considered, among other things,
(i) the terms and conditions of the Merger Agreement, including the amount and form of the consideration; (ii) the fact that the $27.00 per Share price represents a premium of approximately 39% over the closing sale price of $19.50 per Share as reported on the Nasdaq National Market on June 10, 1999, the date the Board of Directors authorized and approved the Transactions; (iii) the recent historical market prices of the Shares; (iv) the Board of Directors' knowledge of the business, operations, prospects, properties, assets and earnings of the Company; (v) the effect of the transaction on the Company's relationships with its employees and customers; (vi) the likelihood that the proposed Merger would be consummated, including the experience, reputation and financial condition of Parent; (vii) the advantages in a competitive environment of strategically aligning with a larger, better capitalized company; (viii) the fact that pursuant to the Merger Agreement, the Company is not prohibited from responding to any unsolicited Acquisition Proposal (as defined in the Merger Agreement) to acquire the Company, to the extent that the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under the DGCL; (ix) the Board's view, based on advice of counsel, that due to antitrust regulatory concerns there was substantially greater likelihood that a transaction with Bidder could not be completed or would be subject to an unreasonable delay in completion; and (x) the verbal opinions (the "Fairness Opinions") of PaineWebber and TM Capital received at the meeting of the Board of Directors held on June 10, 1999, to the effect that, as of such date, and on the basis of the various factors described to the Board of Directors at the meeting, the $27.00 in cash per Share to be received by the holders of Shares pursuant to the Offer and the Merger is fair to the Company's stockholders. In addition, the Board of Directors considered presentations made to them by PaineWebber and TM Capital, which included PaineWebber's and TM Capital's analyses of, among other things: (a) certain publicly available financial information concerning the Company; (b) internal financial analyses and other information furnished by management of the Company;
(c) discussions of the business, financial condition and future prospects of the Company with members of senior management; (d) reported price and trading activity for the Shares; (e) certain financial and stock market information that was compared with similar information for certain other companies whose securities are publicly traded; (f) the terms of recent comparable business combinations in comparison with the terms of the proposed transaction; and (g) the various agreements relating to the Transactions.

     No limitations were imposed by the Board of Directors or management of the Company on PaineWebber or TM Capital with respect to the investigations made, or the procedures followed by them, in rendering the Fairness Opinions. For purposes of their opinions, PaineWebber and TM Capital relied, without independent verification, on the accuracy, completeness and fairness of all financial and other information reviewed by it. The written copies of the Fairness Opinions contain a description of the factors considered, the assumptions made and the scope of review undertaken by PaineWebber and TM Capital in rendering their respective opinions. THE FULL TEXT OF THE WRITTEN COPIES OF THE FAIRNESS OPINIONS

RECEIVED BY THE COMPANY FROM PAINEWEBBER AND TM CAPITAL ARE FILED AS EXHIBITS
(A)(4) AND (A)(5), RESPECTIVELY TO THIS SCHEDULE 14D-9 AND ARE INCORPORATED HEREIN BY REFERENCE AND ARE INCLUDED IN THEIR ENTIRETY AS ANNEXES B AND C TO THIS STATEMENT. STOCKHOLDERS ARE URGED TO READ SUCH OPINIONS IN THEIR ENTIRETY.

     The Board of Directors recognized that consummation of the Offer and the Merger will deprive current stockholders of the Company of the opportunity to participate in the future growth prospects of the Company and, therefore, in reaching its conclusion to approve the Transactions, determined that the historical results of operations and future prospects of the Company are adequately reflected in the $27.00 price per Share. In addition, the Board of Directors considered the possibility that, in the event the Offer but not the Merger is consummated, the number of stockholders could be reduced, which could adversely affect the liquidity and market value of the Shares.

     In light of all the factors set forth above, the Board of Directors approved the Transactions. In view of the variety of factors considered in connection with its evaluation of the Transactions, the Board of Directors did not assign relative weights to the specific factors considered in reaching its decision.

     It is expected that if Shares are not accepted for payment by the Purchaser in the Offer and if the Merger is not consummated, the Company's current management, under the general direction of the Board of Directors, will continue to manage the Company as an on-going business. However, the Company may, under these circumstances, continue to explore other possible methods of maximizing stockholder value.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company retained PaineWebber, TM Capital and SG Cowen Securities Corporation ("Cowen") to provide investment banking services in connection with a possible business transaction for the Company. Pursuant to a letter agreement dated June 9, 1999 between the Company and PaineWebber, the Company has agreed to pay PaineWebber a fee of approximately $1,025,000 for acting as financial advisor in connection with the Transactions (a) in the event that the Company enters into an agreement in principle with a purchaser, or (b) within 18 months after the termination of the engagement, the Company enters into a definitive agreement which subsequently results in a sale transaction, or (c) within 18 months after the termination of the engagement, a sale transaction is consummated with a purchaser. Pursuant to a letter agreement dated June 9, 1999 between the Company and TM Capital, the Company has agreed to pay TM Capital a fee of approximately $1,150,000 for acting as financial advisor in connection with the transactions in the event that a transaction takes place involving the sale of the Company either by way of tender offer, merger, stock or asset sale, divestiture, other transaction or combination thereof. Pursuant to a letter agreement dated June 3, 1999 between the Company and Cowen, the Company has agreed to pay Cowen a fee of approximately $1,025,000 for acting as financial advisor in connection with the transactions in the event that one or a series of transactions whereby, directly or indirectly, control of or a material interest in the Company or any of its businesses or assets are transferred to or combined with that of any person or one or more persons formed by or affiliated with such person, including, without limitation, a disposition or exchange of capital stock or assets, a merger or consolidation, a tender or exchange offer, a leveraged buyout, or the formation of a joint venture or partnership or any similar transaction. The Company has also agreed to reimburse PaineWebber, TM Capital and Cowen for their reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. The Company has agreed to indemnify PaineWebber, TM Capital and Cowen and their respective directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities to which each may be subjected arising out of or related to its engagement as financial advisor.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except as follows:

     1. The Company has granted Company Stock Options to, and sold Shares upon exercise of Company Stock Options under the Company Option Plans.

     2. Charles W. King, Jr., a Director of the Company, is a general partner of KFFP II, L.P., a California limited partnership ("KFFP II") and is the trustee and sole beneficiary of the Charles W. King, Jr. Revocable Trust (the "King Revocable Trust"). Each of KFFP II and the King Revocable Trust are parties to the Stockholders' Agreement (see "Item 3 -- The Stockholders Agreement") the terms of which are hereby incorporated by reference.

     3. On May 24, 1999, James F. Clouser exercised a Company Stock Option to purchase 10,000 Shares at an exercise price of $5.00 per Share.

     4. James F. Clouser made two gifts of 5,000 shares each on May 24, 1999.

     5. On May 24, 1999 the Company made its regular annual grant of Company Stock Options to the following executive officers at the per Share exercise prices set forth below:

                            NAME                              SHARES   EXERCISE PRICE
                            ----                              ------   --------------
James F. Clouser............................................  43,500      $14.625
D. Patterson Adams..........................................  10,000      $14.625
David E. Meyer..............................................  15,000      $14.625
Eric W. Beers...............................................  10,000      $14.625
Donald A. Currie............................................   4,000      $14.625
Eugene C. Davis.............................................   2,000      $14.625
Lisa C. Foster..............................................  10,000      $14.625
Carole-Lynn S. Glass........................................  10,000      $14.625

     (b) To the best of the Company's knowledge, all of the Company's executive officers and directors who own Shares currently intend to tender all of their Shares pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     The information contained in Exhibits (a)(1), (a)(2), (a)(4) and (a)(5) referred to in Item 9 below is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

(a)(1)       Offer to Purchase dated June 17, 1999.
(a)(2)       Letter of Transmittal.
(a)(3)       Press release issued by the Company on June 11, 1999.
(a)(4)(1)    Fairness Opinion of PaineWebber Incorporated dated June 10,
             1999.*
(a)(5)(2)    Fairness Opinion of TM Capital Corp. dated June 10, 1999.*
(a)(6)       Letter to Stockholders dated June 24, 1999 from James F.
             Clouser, Chairman of the Board and Chief Executive Officer of the Company.*
(c)(l)       Merger Agreement dated as of June 10, 1999, among IBA, IBA
             GP, the Purchaser and the Company.
(c)(2)       Stockholders' Agreement dated as of June 10, 1999 among IBA,
             IBA GP, Purchaser and certain stockholders of the Company listed on Schedule I thereto.
(c)(3)       Form of Indemnification Agreement.
(c)(4) Article XI of the Company's Certificate of Incorporation, as amended to date.
(c)(5)       Article VI of the Bylaws of the Company.
(c)(6)       Employment Agreement dated as of June 10, 1999, among James
             F. Clouser and the Company.
(c)(7) Form of Two Year Severance Agreement between the Company and certain of its executive officers.
(c)(8) Form of One Year Severance Agreement between the Company and certain of its executive officers.

---------------
 *  Included in copies mailed to stockholders.

(1) Attached hereto as Annex B.

(2) Attached hereto as Annex C.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                          STERIGENICS INTERNATIONAL, INC.

                                          By:     /s/ JAMES F. CLOUSER
                                            ------------------------------------
                                                      James F. Clouser
                                                  Chief Executive Officer
Dated: June 23, 1999

                                                                         ANNEX A

                        STERIGENICS INTERNATIONAL, INC.
                               4020 CLIPPER COURT
                           FREMONT, CALIFORNIA 94538

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
          EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about June 24, 1999 as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 filed by SteriGenics International, Inc. (the "Company") (the "Schedule 14D-9") to the holders of record of shares of common stock, par value $0.001 per share, of the Company (the "Common Stock") together with the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Rights," and together with the Common Stock, the "Shares") at the close of business on or about June 10, 1999. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company.

     On June 10, 1999, the Company, Ion Beam Applications s.a., a Belgian corporation (the "Parent"), Ion Beam Applications G.P., a Delaware general partnership which owns all of the outstanding capital stock of Purchaser and of which the Parent is the controlling general partner ("IBA GP") and IBA Acquisition Corp., a Delaware corporation and indirect wholly owned subsidiary of the Parent (the "Purchaser") entered into a Merger Agreement (the "Merger Agreement") in accordance with the terms and subject to the conditions of which
(i) the Parent will cause the Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $27.00 per Share to the seller in cash and without interest thereon, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become an indirect, wholly-owned subsidiary of the Parent.

     The Merger Agreement requires the Company to use its best efforts to cause the Purchaser's designees to be elected to the Board of Directors under the circumstances described therein. See "Board of Directors and Executive Officers of the Company."

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the
Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on Thursday June 17, 1999. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday July 15, 1999 unless the Offer is extended.

     The following information contained in this Information Statement concerning the Purchaser has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

            BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

GENERAL

     As of the date hereof, the authorized stock of the Company consists of 15,000,000 Shares, of which, as of June 21, 1999, 8,018,820 shares of Common Stock were issued and outstanding, and 1,000,000 shares of Preferred Stock, no shares of which are outstanding. The Board of Directors currently consists of one class with five members. At each annual meeting of stockholders, all five directors are elected for one-year terms. The Company's officers serve at the discretion of the Board.

     Pursuant to the Merger Agreement, promptly upon the purchase by the Purchaser of any Shares pursuant to the Offer following the expiration date of the Offer, Purchaser shall be entitled to designate directors of the Company constituting a majority of the Board, and the Company shall use its best efforts to, upon request by Purchaser, promptly, at the Company's election, either increase the size of the Board to the extent permitted by its Certificate of Incorporation or secure the resignation of such number of directors as is necessary to enable Purchaser's designees to be elected to the Board and to cause Purchaser's designees to be so elected and to constitute at all times after the Tender Offer Purchase Time a majority of the Board.

     Purchaser has informed the Company that it will choose the Purchaser designees from persons listed below. Parent has informed the Company that each of the Purchaser designees has consented to act as a director, if so designated. Biographical information concerning each of the Purchaser designees is presented below. The following biographical information provided herein regarding Parent, Purchaser, and any Purchaser designees has been furnished by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                                                             POSITION WITH PARENT;
                                                      PRINCIPAL OCCUPATION OR EMPLOYMENT;
                    NAME                                   5-YEAR EMPLOYMENT HISTORY
--------------------------------------------      --------------------------------------------
Yves Jongen.................................      President of IBA since March 28, 1986. Head
                                                  of Cyclotron Laboratory at the University of
                                                  Louvain, Belgium from July 1, 1970 to March
                                                  28, 1986.
Pierre Mottet...............................      Chief Executive Officer of IBA since January
                                                  1, 1995. Executive Vice-President of IBA
                                                  from January 1, 1990 to December 31, 1994;
                                                  Vice-President Marketing and Sales of IBA
                                                  from April 15, 1987 to December 31, 1989.
Eric de Lamotte.............................      Chief Financial Officer of IBA since
                                                  February 1, 1991.
Jean-Louis Bol..............................      Technical Director of IBA since 1992.
Olivier Legrain.............................      Chief Financial Officer of
                                                  Mediflash/Scanditronix Medical AB, a Swedish
                                                  wholly owned subsidiary of IBA, since
                                                  January 1999. Financial Controller of IBA
                                                  from August 1996 to December 1998. Auditor
                                                  at Claes & Co Auditors from June 1993 to
                                                  July 1996.
Eric Belvaux................................      Controller at IBA since 1997. Financial
                                                  analyst at Furon during 1997. Worked for
                                                  Pfizer Animal Health Group from 1995 to
                                                  1997. Worked for Smithklein Beecham Animal
                                                  Health from 1992 to 1995.

     The Purchaser has informed the Company that none of the Purchaser designees
(i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to the best knowledge of the Purchaser, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by the

Purchaser that, to the best of the Purchaser's knowledge, none of the Purchaser designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9.

     It is expected that the Purchaser designees may assume office at any time following the purchase by the Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than July 15, 1999, and that, upon assuming office, the Purchaser designees will thereafter constitute at least a majority of the Board of Directors.

     Biographical information concerning each of the Company's current directors and executive officers as of June 21, 1999 is presented on the following pages.

              NAME                DIRECTOR SINCE   AGE     POSITIONS AND OFFICES HELD WITH THE COMPANY
              ----                --------------   ---   -----------------------------------------------
James F. Clouser................       1988        48    Chairman of the Board, President and Chief
                                                           Executive Officer
Charles W. King, Jr.............       1978        63    Director
Barrick L. Prince...............       1998        52    Director
Frederick J. Ruegsegger.........       1998        43    Director
James R. Yarter.................       1998        62    Director

       EXECUTIVE OFFICERS         OFFICER SINCE    AGE     POSITIONS AND OFFICES HELD WITH THE COMPANY
       ------------------         --------------   ---   -----------------------------------------------
D. Patterson Adams..............       1998        46    President of Advanced Applications Division
David E. Meyer..................       1997        48    President of Medical Products Division
Eric W. Beers...................       1994        39    Senior Vice President of Engineering
Donald A. Currie................       1998        42    Vice President of Operations, Eastern Region
Eugene C. Davis.................       1997        51    Vice President of Operations, Western Region
Lisa C. Foster..................       1997        38    Vice President of Quality Assurance
Carole-Lynn S. Glass............       1999        39    Vice President of Finance and Administration
                                                           and Chief Financial Officer

     James F. Clouser became Chairman of the Board in 1999. Mr. Clouser joined the Company in June 1988 as President and Chief Executive Officer. Previously, from 1984 to 1988 he served as Chief Operating Officer of Attain, Inc., a high technology start-up manufacturer of automatic test equipment for semiconductor devices. Mr. Clouser has a Bachelor of Science degree in Electrical Engineering from Pennsylvania State University, a Masters of Business Administration degree in Finance from Wayne State University, and a Masters of Science degree in Accounting from Rochester Institute of Technology.

     Charles W. King, Jr., a founder and Director of the Company, was Chairman of the Board of the Company from the Company's inception until 1999. Mr. King is a private investor and real estate developer and has been a Managing Partner in Charles King & Associates since 1965.

     Barrick L. Prince became a Director of the Company in 1998. Mr. Prince has owned and operated a multi-million dollar trucking company in Northern California since 1989. From 1979 to 1989, Mr. Prince held several Vice President titles at the Matson Navigation Company, a major steamship company. Mr. Prince is a co-founder of The Leadership Network, an organization for business leaders, and currently serves as a member of the Board of Directors for Goodwill Industries of the Greater East Bay. Mr. Prince has a Bachelor of Science in Business Administration from California State Polytechnic College.

     Frederick J. Ruegsegger became a Director of the Company in 1998. Mr. Ruegsegger has been the Senior Vice President, Finance and Corporate Development and Chief Financial Officer of AXYS Pharmaceuticals, Inc. since January 1998. Prior to that, he served as Vice President, Finance and Administration and Chief Financial Officer of Arris Pharmaceutical Corporation from December 1996 until January 1998. From 1993 to 1996, he was President and Chief Executive Officer of EyeSys Technologies, Inc., a medical instrument and software company. Mr. Ruegsegger received a B.S. degree in Economics from the University of Illinois and a Master of Management from Northwestern University's Kellogg Graduate School of Management.

     James R. Yarter became a Director of the Company in 1998. Mr. Yarter has been a consultant to medical device manufacturers since April 1996. From October 1995 to April 1996, Mr. Yarter served as President and Chief Executive Officer of U.S. Medical, a medical device company. From February 1994 to October 1995, Mr. Yarter was President and Chief Executive Officer of BLOCK Medical, a medical device company. Mr. Yarter provided private consulting services to medical device manufacturers from 1990 to February 1994. Previously, Mr. Yarter served as a corporate officer at C.R. Bard, a medical equipment and supplies manufacturer.

     D. Patterson Adams joined the Company in January 1998 as Vice President and General Manager of the Advanced Applications Division. In June 1998, Mr. Adams was promoted to President of the Advanced Applications Division. Prior to joining the Company, Mr. Adams served as a consultant to health care providers and medical manufacturers as President of VestCorp, an investment holding company, from July 1995 to January 1998. Mr. Adams served as Chief Operating Officer of Progressive Capital Investment Corporation from July 1993 to June 1995. From June 1988 to June 1993, Mr. Adams was Vice President of EtO Operations for Isomedix, Inc. Mr. Adams earned his Bachelor of Science Degree in Biology from the University of Memphis.

     David E. Meyer joined the Company in November 1989 as General Manager of the Company's Schaumburg facility and in May 1991 was promoted to Senior Vice President of Operations. In July 1997, Mr. Meyer was promoted to President of the Medical Products Division. From 1976 to 1989, Mr. Meyer held various positions with the Barber-Greene Company, a producer of road construction equipment, most recently that of Manufacturing Manager. Mr. Meyer has a Bachelor of Science degree in Business Administration from Valparaiso University and a Masters of Science degree in Management from Aurora University.

     Eric W. Beers joined the Company in February 1994 as Senior Vice President of Engineering. Prior to joining SteriGenics and since 1980, Mr. Beers held several engineering and managerial positions with Nordion, a supplier of Cobalt 60 and irradiation equipment, the most recent of which was as Manager of the Industrial Irradiation Engineering Department. Mr. Beers has a degree in Mechanical/Aeronautical Engineering from Carleton University in Canada and is a Member of the Association of Professional Engineers of Ontario, Canada.

     Donald A. Currie joined the Company in March 1991 as General Manager of the Company's Westerville facility. In August 1994, Mr. Currie became Director of Operations overseeing the Company's Westerville and Schaumburg facilities and was promoted to Vice President of Operations, Non-Medical in November 1996. In January 1998, Mr. Currie became Vice President of Operations, Eastern Region. Mr. Currie has a Bachelor of Arts degree in Materials and Operations Management from Michigan State University.

     Eugene C. Davis joined the Company in April 1994 as Vice President of Quality Assurance and Regulatory Affairs. In January 1996, he became Vice President of Sales and Marketing, and in July 1997, he became the Vice President of Operations for the Western Region. From 1979 to 1993, Mr. Davis held various positions with the Opthalmic Surgical Products Division of Optical Radiation Corporation, an opthalmic surgical products company, the most recent of which was Vice President of Quality Assurance. Mr. Davis has a Bachelor of Arts degree from California State Polytechnic University at Pomona.

     Lisa C. Foster joined the Company in January 1989 as Quality Assurance Manager at the Company's Decatur facility. In February 1990, Ms. Foster transferred to the Company's Schaumburg facility as Quality Assurance Manager. Later that year she joined the Corporate staff, assuming the responsibility of Corporate Quality Assurance Manager. In April 1992, Ms. Foster was promoted to Director of Corporate Quality Assurance and in June 1997 was promoted to Vice President of Quality Assurance. Ms. Foster has a Bachelor of Science degree in Food and Nutrition from Mississippi University for Women and a Masters of Science degree in Food Chemistry from Mississippi State University.

     Carole-Lynn S. Glass joined the Company in February, 1996 as Corporate Controller. In July 1997, Ms. Glass was promoted to Director of Finance, and in July 1998, was appointed by the Board of Directors as

Assistant Secretary. In June 1999, Ms. Glass was promoted to Chief Financial Officer and Vice President of Finance and Administration. From 1994 to 1996, Ms. Glass was the Corporate Controller of 3Soft Corporation, an intellectual properties company servicing the semiconductor industry. Ms. Glass also held various positions from 1985 to 1994, at Esprit/ADI Systems, Inc., a computer peripheral manufacturer, the most recent being Corporate Controller. Ms. Glass has a Bachelor of Science degree in Accounting from the State University of New York at Fredonia.

BOARD OF DIRECTORS MEETINGS AND COMMITTEES

     During the fiscal year ended March 31, 1999, the Board of Directors held eleven meetings. For such fiscal year, each of the directors during the term of their tenure attended or participated in at least 75% of the aggregate of (i) the total number of meetings or actions by written consent of the Board of Directors and (ii) the total number of meetings held by all Committees of the Board of Directors on which each such director served. The Board of Directors has two standing committees: the Audit Committee and the Compensation Committee.

     During the fiscal year ended March 31, 1999, the Audit Committee of the Board of Directors held one meeting. The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of the Company's accountants, the scope of the annual audits, fees to be paid to the Company's accountants, the performance of the Company's accountants and the accounting practices of the Company. The members of the Audit Committee during the fiscal year ended March 31, 1999 were James R. Yarter and Frederick J. Ruegsegger.

     During the fiscal year ended March 31, 1999, the Compensation Committee of the Board of Directors held five meetings. The Compensation Committee reviews the performance of the executive officers of the Company and reviews the compensation programs for other key employees, including salary and cash bonus levels and option grants under the 1997 Equity Incentive Plan. The Compensation Committee also administers the Company's stock option plans and Employee Stock Purchase Plan. The members of the Compensation Committee during the fiscal year ended March 31, 1999 were James R. Yarter and Frederick J. Ruegsegger.

DIRECTOR COMPENSATION

     James R. Yarter, Frederick J. Ruegsegger and Barrick L. Prince each receive $2,000 per Board meeting that he attends and $1,000 per telephonic Board meeting. In addition, if a committee meeting occurs on a date on which the Board does not meet, each committee member receives $2,000 per committee meeting that he attends and $1,000 per telephonic committee meeting. The remaining directors receive no remuneration for serving on the Board of Directors, although directors are reimbursed for all reasonable expenses incurred by them in attending Board and committee meetings.

     Non-employee Board members are eligible for option grants pursuant to the provisions of the Automatic Option Grant Program under the Company's 1997 Equity Incentive Plan. Under the Automatic Option Grant Program, each individual who first becomes a non-employee Board member after the date of the Company's initial public offering will be granted an option to purchase 15,000 shares of the Company's Common Stock on the date such individual joins the Board ("Initial Grant"). In addition, at each Annual Meeting of Stockholders held in 1998 or thereafter, each individual who will continue to serve as a member of the Board after such meeting will receive an additional option to purchase 3,000 shares of Common Stock ("Annual Grant"). The exercise price for each option granted under the Automatic Option Grant Program will be equal to the fair market value per share of the Common Stock on the automatic grant date. Each Initial Grant will become vested and exercisable with respect to 24% of the option shares on the first anniversary of the date of grant and with respect to an additional 2% of the option shares upon the completion of each month of service thereafter, until the option is fully vested and exercisable 50 months after the date of grant. Each Annual Grant will become fully vested and exercisable on the first anniversary of the date of grant. Pursuant to the Automatic Option Grant Program, Messrs. Yarter, Ruegsegger and Prince were each granted an option to purchase 15,000 shares of Common Stock in January, August and October 1998, respectively, at an exercise price of $20.375, $19.75 and $21.00 per share, respectively. Pursuant to the Automatic Option Grant Program, Messrs. King and Yarter were each granted an option to purchase 3,000 shares of Common Stock on August 5, 1998 at an exercise price of $19.75 per share.

     Directors who are also employees of the Company are eligible to receive options and be issued shares of Common Stock directly under the 1997 Equity Incentive Plan and are also eligible to participate in the Company's Employee Stock Purchase Plan.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Company's Board of Directors was formed in June 1997, and the members of the Compensation Committee during the fiscal year ended March 31, 1999 were
Messrs. James R. Yarter and Frederick J. Ruegsegger. Neither of these individuals was at any time during the fiscal year ended March 31, 1999, or at any other time, an officer or employee of the Company. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

                 EXECUTIVE COMPENSATION AND RELATED INFORMATION

     The following Summary Compensation Table sets forth information concerning cash and non-cash compensation earned during the fiscal year ended March 31, 1999 by the Company's Chief Executive Officer and each of the Company's other four highest paid executive officers whose total compensation for services in all capacities to the Company exceeded $100,000 during such year (collectively, the "Named Officers").

                           SUMMARY COMPENSATION TABLE

                                                                               LONG-TERM
                                                                              COMPENSATION
                                                                                 AWARDS
                                                                              ------------
                                                                               NUMBER OF
                                                      ANNUAL COMPENSATION      SECURITIES     ALL OTHER
                                                    -----------------------    UNDERLYING    COMPENSATION
        NAME AND PRINCIPAL POSITION          YEAR   SALARY($)(1)   BONUS($)    OPTIONS(#)       ($)(2)
        ---------------------------          ----   ------------   --------   ------------   ------------
James F. Clouser...........................  1999     $223,086     $100,000      75,000         $3,460
  President, Chief Executive Officer         1998      203,890       89,834     125,000          3,772
  and Director                               1997      179,667       89,834          --           3238
David E. Meyer.............................  1999      123,088       50,446      10,000          3,285
  President of Medical Products Division     1998      111,654       48,055      15,000          3,993
                                             1997       96,088       48,044       5,000          2,474
Eric W. Beers..............................  1999      123,088       50,446      10,000          3,314
  Senior Vice President of Engineering       1998      114,467       43,163      17,500          3,941
                                             1997       95,918       43,163       5,000          2,361
Eugene C. Davis............................  1999      110,975       42,506       2,500          3,373
  Vice President of Operations, Western      1998      106,070       39,642       7,500          3,068
     Region                                  1997       99,105       39,642       5,000          2,724
Donald A. Currie...........................  1999      104,075       34,308       2,500          3,147
  Vice President of Operations, Eastern      1998       97,712       17,006      12,500          2,868
     Region                                  1997       84,832       16,964       2,000          2,470


---------------
(1) Salary includes amounts deferred under the Company's 401(k) Plan.

(2) Represents the Company's matching contributions under the Company's 401(k) Plan.

STOCK OPTIONS GRANTED IN FISCAL 1999

     The following table provides information concerning grants of options to purchase the Company's Common Stock made during the fiscal year ended March 31, 1999 to the Named Officers. No stock appreciation rights were granted during such fiscal year to the Named Officers.

     The Company granted options to purchase 254,900 shares of Common Stock during the fiscal year ended March 31, 1999. The plan administrator has the discretionary authority to reprice the options through the cancellation of those options and the grant of replacement options with an exercise price based on the fair market value of the option shares on the regrant date. The options have a maximum term of 10 years measured from the option grant date, subject to earlier termination in the event of the optionee's cessation of service with the Company. The plan administrator has the discretion to accelerate the vesting of options upon a change in control.

     The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock, overall market conditions and the option holders' continued employment through the vesting period. This table does not take into account any appreciation in the price of the Common Stock from the date of grant to the current date. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the Named Officers.

     All options were granted at an exercise price equal to the fair market value of the Company's Common Stock as determined by the Board of Directors of the Company on the date of grant. The exercise price may be paid in cash, check, promissory note, in shares of Common Stock valued at fair market value on the exercise date or a broker-assisted cashless exercise procedure. The options vest with respect to 1/48 of the option shares upon the completion of each month of service after the option grant date.

                       OPTION GRANTS IN FISCAL YEAR 1999

                                                INDIVIDUAL GRANTS                       POTENTIAL REALIZABLE
                             -------------------------------------------------------      VALUE AT ASSUMED
                             NUMBER OF      % OF TOTAL                                 ANNUAL RATES OF STOCK
                             SECURITIES      OPTIONS                                     PRICE APPRECIATION
                             UNDERLYING     GRANTED TO       EXERCISE                     FOR OPTION TERM
                              OPTIONS       EMPLOYEES         PRICE       EXPIRATION   ----------------------
           NAME              GRANTED(#)   IN FISCAL 1999   PER SHARE($)      DATE       5%($)        10%($)
           ----              ----------   --------------   ------------   ----------   --------    ----------
James F. Clouser...........    75,000          29.4%          $19.75       08/04/08    $931,550    $2,360,731
David E. Meyer.............    10,000           3.9            19.75       08/04/08     124,207       314,764
Eric W. Beers..............    10,000           3.9            19.75       08/04/08     124,207       314,764
Eugene C. Davis............     2,500           1.0            19.75       08/04/08      31,052        78,691
Donald A. Currie...........     2,500           1.0            19.75       08/04/08      31,052        78,691

---------------

OPTION EXERCISES AND FISCAL 1999 YEAR-END VALUES

     The following table provides the specified information concerning options exercised during the fiscal year ended March 31, 1999 and unexercised options held as of March 31, 1999 by the Named Officers:

                   AGGREGATED OPTION EXERCISES IN FISCAL 1999
                        AND FISCAL 1999 YEAR-END VALUES

                                                                 NUMBER OF
                                                           SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                      VALUE REALIZED        UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                         SHARES      (MARKET PRICE AT          AT FY-END(#)                 AT FY-END($)(1)
                      ACQUIRED ON     EXERCISE LESS     ---------------------------   ---------------------------
        NAME          EXERCISE(#)    EXERCISE PRICE)    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
        ----          ------------   ----------------   -----------   -------------   -----------   -------------
James F. Clouser....    145,352         $2,389,778        140,585        139,063       $380,357        $     0
David E Meyer.......      7,000            121,876         28,507         19,993        101,243         11,883
Eric W. Beers.......      3,000             47,675         25,057         21,943         80,510         14,065
Eugene C. Davis.....      6,000            110,100         14,464          9,536         53,835         14,065
Donald A. Currie....      1,500             27,000         17,854         10,646         59,977          4,899

---------------
(1) Based on the fair market value of the Company's Common Stock per share at March 31, 1999 ($9.75) less the exercise price per share payable for such shares.

                  EMPLOYMENT AGREEMENTS, SEVERANCE AGREEMENTS
                       AND CHANGE IN CONTROL ARRANGEMENTS

     James F. Clouser entered into an employment agreement with the Company in June 1999 (the "Employment Agreement"). The following summary of the material terms of the Employment Agreement is qualified in its entirety by reference to the copy of the Employment Agreement filed as Exhibit (c)(6) to the Schedule 14D-9 which is incorporated herein by this reference. The Employment Agreement by its terms, is to take effect the day immediately prior to the Merger and in the event the Merger Agreement is terminated, the Employment Agreement shall be null and void. The term of the Employment Agreement is four years (the "Employment Period"). Under the terms of the Employment Agreement, Mr. Clouser will be paid an annual base salary of $500,000. If Mr. Clouser is terminated as a result of disability or death, a lump sum cash payment equal to the base salary payable for the remainder of the Employment Period will be paid to Mr. Clouser or his spouse or estate, respectively. If Mr. Clouser is constructively discharged for any reason other than cause or he quits within 60 days after the first anniversary of the Merger, Mr. Clouser will receive a lump sum cash payment equal to the base salary payable for the remainder of the Employment Period and continue to receive employee benefits for the remainder of the Employment Period. Mr. Clouser cannot compete with the business of the Company during the Employment Period, regardless of whether he remains employed with the Company. To the extent that any payments or distributions made to Mr. Clouser with respect to the Merger result in an excise tax for him under Section 280G of the Internal Revenue Code, Mr. Clouser will receive additional payments from the Company to put him in the same after-tax position as if such excise taxes and any related taxes did not apply.

     In June of 1999, each of D. Patterson Adams, David E. Meyer, Eric W. Beers, Lisa L. Foster and Carole-Lynn S. Glass entered into a severance agreement with the Company (the "Two Year Severance Agreements"). The following summary of the material terms of the Two Year Severance Agreements is qualified in its entirety by reference to the form of Two Year Severance Agreement filed as Exhibit (c)(7) to this Schedule 14D-9 and incorporated herein by this reference. The Two Year Severance Agreement provides that if one of these officers is terminated without cause or resigns for good reason within 12 months of a change in control, such officer will receive (i) a severance payment equal to two years of such officer's most recent base salary, and (ii) to the extent that any of such officer's options are not vested, such options will become fully vested and exercisable.

     In June of 1999, each of Eugene W. Davis and Donald A. Currie entered into a severance agreement with the Company (the "One Year Severance Agreements"). The following summary of the material terms of the One Year Severance Agreements is qualified in is entirety by reference to the form of One Year Severance Agreement filed as Exhibit (c)(8) to this Schedule 14D-9 and incorporated herein by this reference. The One Year Severance Agreement provides that if one of these officers is terminated without cause or resigns for good reason within 12 months of a change in control, such officer will receive (i) a severance payment equal to one year of such officer's most recent base salary, and (ii) to the extent any of such officer's options are not vested, such options will become fully vested and exercisable.

     The vesting of the options granted under the 1997 Equity Incentive Plan accelerates entirely in the event of a change in control. The vesting of the options granted under the 1997 Stock Plan accelerates entirely in the event of a change in control if the options are not assumed or substituted with options having substantially the same terms by the successor corporation or its parent. The Board of Directors or the Compensation Committee has the discretion to accelerate the vesting of options granted under the Second Amended and Restated 1986 Stock Option Plan in the event of a change in control. The Named Officers have been granted options under the three previously described plans.

                         COMPENSATION COMMITTEE REPORT

     The Compensation Committee of the Company's Board of Directors (the "Committee") has the exclusive authority to establish the level of base salary payable to the Chief Executive Officer ("CEO") and the other executive officers of the Company and has the responsibility of approving the individual bonus programs to be in effect for the CEO and the other executive officers each fiscal year. In addition, the Committee administers the Company's 1997 Equity Incentive Plan under which option grants may be made to the CEO and the other executive officers and the Company's Employee Stock Purchase Plan under which the employees of the Company, including the CEO and the other executive officers, may purchase shares of the Company's Common Stock.

     For the fiscal year ended March 31, 1999, the process utilized by the Committee in determining executive officer compensation levels was based on the subjective judgment of the Committee. Among the factors considered by the Committee were the recommendations of the CEO with respect to the compensation of the Company's executive officers. However, the Committee made the final compensation decisions concerning such officers.

     GENERAL COMPENSATION POLICY. The Committee's fundamental policy is to offer the Company's executive officers competitive compensation opportunities based upon the financial performance of the Company, each officer's individual contribution to the financial success of the Company and personal performance and market conditions. It is the Committee's objective to have a significant portion of each officer's compensation contingent upon the Company's performance, as well as upon his or her own level of performance. Accordingly, each executive officer's compensation package consists of: (i) base salary, (ii) cash bonus awards and (iii) long-term stock-based incentive awards.

     BASE SALARY. The base salary for each executive officer is set on the basis of personal performance and the average salary levels in effect for comparable positions with companies having total revenues similar to the Company's. Each individual's base pay is positioned relative to the total compensation package, including cash bonus incentives and long-term stock-based incentives.

     ANNUAL CASH BONUSES. Each executive officer has an established cash bonus target. The annual pool of bonuses for executive officers is determined on the basis of personal objectives established for each executive as well as the Company's achievement of the financial performance targets established at the start of the fiscal year. Actual bonuses paid reflect an individual's accomplishment of both functional and corporate objectives.

     LONG-TERM INCENTIVE COMPENSATION. During the fiscal year ended March 31, 1999, the Committee, in its discretion, made option grants to the CEO and the other Named Officers, Messrs. Clouser, Beers, Davis, Meyer and Currie, under the 1997 Equity Incentive Plan as a bonus for their personal contributions towards the Company. Option grants are generally made at varying times and in varying amounts in the discretion of the Committee. Typically, the size of each grant is set at a level that the Committee deems appropriate to create a meaningful opportunity for stock ownership based upon the individual's position with the Company, the individual's potential for future responsibility and promotion, the individual's performance in the recent period and the number of unvested options held by the individual at the time of the new grant. The relative weight given to each of these factors will vary from individual to individual at the Committee's discretion.

     Each grant allows the officer to acquire shares of the Company's Common Stock at a fixed price per share (the market price on the grant date) over a specified period of time. Each option vests as to 1/48 of the option shares upon the completion of each month of service following the grant date. Thus, the vesting of each option is contingent upon the executive officer's continued employment with the Company. Accordingly, the option will provide a return to the executive officer only if he or she remains in the Company's employ, and then only if the market price of the Company's Common Stock appreciates over the option term.

     CEO COMPENSATION. The annual base salary for Mr. Clouser, the Company's President and CEO, was established by the Committee. The Committee's decision was made primarily on the basis of Mr. Clouser's personal performance of his duties. The option for 75,000 Shares was granted to Mr. Clouser as a result of his significant contributions during the fiscal year ended March 31, 1999. The option grant made to the CEO during the fiscal year ended March 31, 1999 was also intended to reflect his years of service with the Company and to place a significant portion of his total compensation at risk, because the options will have no value unless there is appreciation in the value of the Company's Common Stock over the option term.

     The remaining components of the CEO's fiscal year incentive compensation were dependent upon the Company's financial performance as well as personal objectives and provided no dollar guarantees. The bonus paid to the CEO for the fiscal year was based on the same incentive plan for all other executive officers. Each year, the annual incentive plan is reevaluated with a new achievement threshold and new targets for revenue and profit.

     TAX LIMITATION. Under the Federal tax laws, a publicly-held company such as the Company will not be allowed a federal income tax deduction for compensation paid to certain executive officers to the extent that compensation exceeds $1 million per officer in any year. To qualify for an exemption from the $1 million deduction limitation, the stockholders were asked to approve a limitation under the Company's 1997 Equity Incentive Plan on the maximum number of shares of Common Stock for which any one participant may be granted stock options per calendar year. Because this limitation was adopted, any compensation deemed paid to an executive officer when he exercises an outstanding option under the 1997 Equity Incentive Plan with an exercise price equal to the fair market value of the option shares on the grant date will qualify as performance-based compensation that will not be subject to the $1 million limitation. Since it is not expected that the cash compensation to be paid to the Company's executive officers for the fiscal year ended March 31, 1999 will exceed the $1 million limit per officer, the Committee will defer any decision on whether to limit the dollar amount of all other compensation payable to the Company's executive officers to the $1 million cap.

                                          James R. Yarter
                                          Frederick J. Ruegsegger

          STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of June 21, 1999, certain information with respect to Shares beneficially owned by (i) each person who is known by the Company to be the beneficial owner of more than five percent of the Company's outstanding Shares, (ii) each of the Company's directors and the executive officers named in the Summary Compensation Table and (iii) all current directors and executive officers as a group. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain Shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the Shares). In addition, Shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within 60 days of the date as of which the information is provided; in computing the percentage ownership of any person, the amount of Shares is deemed to include the amount of Shares beneficially owned by such person (and only such person) by reason of such acquisition rights. As a result, the percentage of outstanding Shares of any person as shown in the following table does not necessarily reflect the person's actual voting power at any particular date.

                                                              SHARES BENEFICIALLY OWNED
                                                              AS OF JUNE 21, 1999(1)(2)
                                                              --------------------------
                                                               NUMBER OF     PERCENTAGE
                      BENEFICIAL OWNER                          SHARES        OF CLASS
                      ----------------                        -----------    -----------
Ion Beam Applications s.a.(3)...............................   3,245,612         40.5%
  Chemin du Cyclotron, 3
  B-1348 Louvain-La-Neuve
  Belgium
KFFP III, L.P., a California limited partnership(4).........   1,800,000         22.4
  405 Alberto Way, Suite 5
  Los Gatos, CA 95032
James F. Clouser(5).........................................     241,284          3.0
Donald A. Currie(6).........................................      22,512            *
Eric W. Beers(7)............................................      33,226            *
Eugene C. Davis(8)..........................................      19,256            *
David E. Meyer(9)...........................................      38,423            *
Charles W. King, Jr.(10)....................................     420,962          5.2
Barrick L. Prince...........................................         200            *
Frederick J. Ruegsegger(11).................................       3,750            *
James R. Yarter(12).........................................       5,700            *
All current directors and executive officers as a group (12
  persons)(13)..............................................     824,236          9.9%

---------------
  *  Less than 1% of the outstanding shares of Common Stock.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, Shares subject to options held by that person that are currently exercisable or exercisable within 60 days of June 21, 1999 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Shares. To the Company's knowledge, the entities named in the table have sole voting and investment power with respect to all Shares shown as beneficially owned by them.

 (2) Percentage ownership is based on 8,018,820 Shares outstanding on June 21, 1999.

 (3) Includes 2,494,312 Shares owned by seven stockholders of the Company (the "Selling Stockholders") which are subject to a Stockholders' Agreement dated June 10, 1999 by and among Purchaser, IBA GP, Parent and the Selling Stockholders. Pursuant to the Stockholders' Agreement, upon the terms and subject to the conditions therein, the Selling Stockholders have agreed to validly tender and not withdraw Shares owned by such stockholder pursuant to the Offer and have granted to Parent: (i) an irrevocable proxy to vote for approval of the transactions contemplated by the Merger Agreement and to vote against any action or agreement intended or expected to interfere with such transactions and certain extraordinary corporate actions of the Company; and (ii) an option, exercisable in limited circumstances, to purchase all of their Shares (the "Option").

 (4) The KFFP III, L.P. is a party to the Stockholders' Agreement and thus all Shares held by KFFP III, L.P. are subject to the Option. If the Option is exercised, KFFP III, L.P. would hold no Shares.

 (5) Includes 152,710 Shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 21, 1999.

 (6) Includes 19,811 Shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 21, 1999.

 (7) Includes 29,916 Shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 21, 1999.

 (8) Includes 17,008 Shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 21, 1999.

 (9) Includes 32,874 Shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 21, 1999.

(10) Includes 400,000 Shares held by KFFP II, L.P. a California limited partnership. Mr. King, a director of the Company, is a general partner of KFFP II, L.P. Mr. King disclaims beneficial ownership of Shares held by KFFP II, L.P. except to the extent of his pecuniary interest arising from his interest in KFFP II, L.P. KFFP II, L.P. is a party to the Stockholders' Agreement and thus all Shares held by KFFP II, L.P. are subject to the Option. If the Option is exercised, KFFP II, L.P. would hold no Shares.

(11) Includes 3,600 Shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 21, 1999.

(12) Includes 5,700 Shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 21, 1999.

(13) Includes 286,992 Shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 21, 1999 and 400,000 Shares held by KFFP II, L.P., a California limited partnership.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

AGREEMENTS WITH DIRECTORS AND EXECUTIVE OFFICERS

     The Company has leased its Tustin, California facility since April 1980 from Charles King & Associates, an entity of which Charles W. King, Jr., a director and major stockholder of the Company, is an affiliate. In June 1997, the Company executed a five-year lease, with a term that expires in the year 2002, that provides for payments of approximately $21,000 per month. Lease payments were $219,000, $227,000 and $243,000 in fiscal years ended March 31, 1997, 1998 and 1999, respectively.

     The Company has leased its Schaumburg, Illinois facility since January 1982 from Charles King & Associates, an entity of which Charles W. King, Jr., a director and major stockholder of the Company, is an affiliate. In June 1997, the Company executed a five year lease, with a term that expires in the year 2002, that provides for payments of approximately $13,900 per month. Lease payments were $253,000, $180,000 and $161,000 in fiscal years ended March 31, 1997, 1998 and 1999, respectively.

     Through June 29, 1997 and February 28, 1998, Charles W. King, Jr. guaranteed bank letters of credit related to industrial revenue bonds ("IRBs") issued by the Company for approximately $31.5 million and $5.3 million, respectively, for several of the Company's facilities. Mr. King received no consideration for the guarantee of these IRBs.

     The Company used $1.5 million of the net proceeds of the Company's initial public offering to redeem 15,000 shares of the Company's Series A Preferred Stock. The Charles W. King, Jr. Revocable Trust, of which Mr. King is the trustee and beneficiary, was the sole holder of the Series A Preferred Stock.

     The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions, including loans between the Company and its officers, directors, principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors on the Board of Directors, and will continue to be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

               COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     The members of the Board of Directors, the executive officers of the Company and persons who hold more than 10% of the outstanding Shares are subject to the reporting requirements of Section 16(a) of the Exchange Act which require them to file reports with respect to their ownership of Common Stock and their transactions in such Common Stock. Based upon the copies of Section 16(a) reports that the Company received from such persons for their transactions in the Common Stock and their Common Stock holdings during the fiscal year ended March 31, 1999, the Company believes that all reporting requirements under
Section 16(a) for such fiscal year were met in a timely manner by its executive officers, Board members and greater than ten-percent stockholders, except that Eric W. Beers filed an amended Form 4 for three late transactions and late transactions were reported on Form 5s, as indicated below. In addition, based upon the written representations received from one or more of such persons that no annual Form 5 reports were required to be filed by them for the fiscal year ended March 31, 1999, the Company believes that no Form 5s had to be filed, except that the following individuals filed Form 5s to report option grants and, as indicated, certain other transactions made during the fiscal year ended March 31, 1999: D. Patterson Adams; Thomas J. Balutis; Eric W. Beers (also reported one late transaction); James F. Clouser (also reported seven late transactions); Donald A. Currie; Lisa C. Foster (also reported one late transaction); Eugene C. Davis (also reported one late transaction); Charles W. King, Jr.; David E. Meyer (also reported two late transactions); Barrick L. Prince; Frederick J. Ruegsegger; and James R. Yarter.

                               INDEX TO EXHIBITS

 EXHIBIT
   NO.                             DESCRIPTION
---------                          -----------
Exhibit 1  Merger Agreement dated as of June 10, 1999, by and among Ion
           Beam Applications s.a., Ion Beam Applications G.P., IBA
           Acquisition Corp. and SteriGenics International, Inc.
           (incorporated by reference to Exhibit (c)(1) of the Schedule
           14D-9)
Exhibit 2  Press Release issued by SteriGenics International, Inc., dated June 11, 1999 (incorporated by reference to Exhibit
           (a)(3) of the Schedule 14D-9)
Exhibit 3  Letter to Stockholders of SteriGenics International, Inc.
           dated June 24, 1999 (incorporated by reference to Exhibit
           (a)(6) of the Schedule 14D-9)
Exhibit 4  Opinion of PaineWebber Incorporated dated June 10, 1999
           (incorporated by reference to Exhibit (a)(4) of the Schedule
           14D-9)
Exhibit 5  Opinion of TM Capital Corp. dated June 10, 1999
           (incorporated by reference to Exhibit (a)(5) of the Schedule
           14D-9)
Exhibit 6  Employment Agreement dated as of June 10, 1999, among James
           F. Clouser and the Company (incorporated by reference to
           Exhibit (c)(6) of the Schedule 14D-9)
Exhibit 7  Form of Two Year Severance Agreement between the Company and certain of its executive officers (incorporated by reference to Exhibit (c)(7) of the Schedule 14D-9)
Exhibit 8  Form of One Year Severance Agreement between the Company and certain of its executive officers (incorporated by reference to Exhibit (c)(8) of the Schedule 14D-9)